                                           Rule 424(b)3
                                           Registration Statement No. 333-119256

PROSPECTUS

                                [CMS ENERGY LOGO]

                                5,000,000 SHARES
                             CMS ENERGY CORPORATION
             4.50% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES B
                    (liquidation preference $50.00 per share)

      We issued 5,000,000 shares of our 4.50% Cumulative Convertible Preferred Stock (the "OLD PREFERRED STOCK") in a private placement during the fourth quarter of 2003. In December of 2004 we completed an exchange offer to exchange shares of Old Preferred Stock for shares of 4.50% Cumulative Convertible Preferred Stock, Series B (the "PREFERRED STOCK"). Holders of 5,000,000 shares of Old Preferred Stock tendered their shares for exchange and received 5,000,000 shares of Preferred Stock. Under this prospectus, the selling securityholders named herein or in any prospectus supplements hereto may offer and sell their shares of Preferred Stock and the shares of our common stock issuable upon conversion thereof.

      Each share of the Preferred Stock has a liquidation preference of $50.00 and is convertible into cash and 5.0541 shares of our common stock based on a conversion price of $9.893 per share, subject to specified adjustments. Each holder of Preferred Stock has the option to convert the Preferred Stock into our common stock in the following circumstances: (1) the price of our common stock issuable upon conversion reaches specified thresholds described in this prospectus; (2) upon the occurrence of specified corporate transactions as described in this prospectus; or (3) subject to certain exceptions, during the five Business Day period after any ten consecutive trading-day period in which the trading price per share of Preferred Stock for each day of the ten trading-day period was less than 95% of the product of the closing sale price per share of our common stock and the applicable conversion rate of such share of Preferred Stock. On or after December 5, 2008, if the closing price of our common stock exceeds 130% of the applicable conversion price for 20 trading days during any consecutive 30 trading-day period (including the last trading day of such period), we may at our option cause the Preferred Stock to be automatically converted into shares of our common stock at the then applicable conversion price.

      The applicable conversion rate will increase for holders converting in connection with a corporate transaction that is a fundamental change other than a fundamental change relating to the composition of our Board of Directors and which occurs prior to December 5, 2008. Under certain circumstances, in a cash take-over transaction by a public company we may elect to change the conversion right so that the holders of the Preferred Stock will be able to convert shares of Preferred Stock into cash and shares of the public acquirer's common stock.

      The Preferred Stock is not redeemable by us at any time.

      The annual dividend on each share of Preferred Stock is $2.25 and is payable quarterly in cash, in arrears, on each March 1, June 1, September 1 and December 1, commencing March 1, 2005, when, as and if declared by the Board of Directors.

      Our common stock is listed on the New York Stock Exchange under the symbol "CMS." The last reported price of the common stock on January 28, 2005 was $10.35 per share.

       INVESTING IN THE OLD AND PREFERRED STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 16.

      We will not receive any of the proceeds from the sale by any of the selling securityholders of the Preferred Stock or the shares of our common stock. The Preferred Stock and the shares of our common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, our common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "SECURITIES ACT"). Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commission paid to broker-dealers and, if broker-dealers purchase any Preferred Stock or shares of common stock as principals, any profits received by such broker-dealers on the resale of the Preferred Stock or shares of common stock may be deemed to be underwriting discounts or commissions under the Securities Act.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is February 3, 2005

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT OR TO MAKE ANY REPRESENTATIONS ABOUT US OR THE TRANSACTIONS WE DISCUSS IN THIS PROSPECTUS. IF YOU RECEIVE INFORMATION ABOUT THESE MATTERS THAT IS NOT INCLUDED IN THIS PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Where You Can Find More Information ....................................    2
Forward-Looking Statements and Information .............................    3
Summary ................................................................    5
Risk Factors ...........................................................   16
Use of Proceeds ........................................................   26
Ratio of Earnings to Combined Fixed Charges and Preference Dividends ...   26
Price Range of Our Common Stock and Dividend Policy ....................   27
CMS Energy .............................................................   28
Description of the Preferred Stock .....................................   32
Registration Rights ....................................................   46
Description of our Capital Stock .......................................   48
Material United States Federal Income Tax Considerations ...............   55
Selling Securityholders ................................................   60
Plan of Distribution ...................................................   62
Legal Matters ..........................................................   64
Experts ................................................................   64

                       WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC under File No. 1-9513. Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Room 1024, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You can find additional information about us, including our Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2003 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, on our Web site at http://www.cmsenergy.com. The information on this Web site is not a part of this prospectus.

      We are "incorporating by reference" information into this prospectus. This means that we are disclosing important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.

      - Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2003 filed on December 16, 2004

      - Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed on May 7, 2004, Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on August 6, 2004 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 4, 2004

      - Current Reports on Form 8-K filed on January 22, 2004, March 18, 2004, April 14, 2004, June 3, 2004, August 20, 2004, August 31,
            2004, September 1, 2004, October 6, 2004, October 12, 2004, October 13, 2004, October 19, 2004, November 9, 2004, December 6, 2004,
            December 8, 2004, December 13, 2004, December 22, 2004, January 12, 2005, January 14, 2005, January 20, 2005 and January 27, 2005.

      The documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") after the date of this prospectus and prior to the termination of this offering are also incorporated by reference into this prospectus. . Any statement contained in such document will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document modifies or supersedes such statement.

      We will provide, upon your oral or written request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

CMS Energy Corporation
One Energy Plaza
Jackson, Michigan 49201
Tel: (517) 788-0550
Attention: Office of the Secretary

                   FORWARD-LOOKING STATEMENTS AND INFORMATION

      This prospectus contains forward-looking statements as defined in Rule 175 under the Securities Act and Rule 3b-6 under the Exchange Act and relevant legal decisions. Our intention with the use of such words as "may," "could," "anticipates," "believes," "estimates," "expects," "intends," "plans" and other similar words is to identify forward-looking statements that involve risk and uncertainty. We designed this discussion of potential risks and uncertainties to highlight important factors that may impact our business and financial outlook. We have no obligation to update or revise forward-looking statements regardless of whether new information, future events or any other factors affect the information contained in the statements. These forward-looking statements are subject to various factors that could cause our actual results to differ materially from the results anticipated in these statements. Such factors include our inability to predict and/or control:

      - capital and financial market conditions, including the price of our common stock and the effect of such market conditions on our pension plan, interest rates and access to the capital markets, as well as availability of financing to us, Consumers Energy Company, our wholly-owned subsidiary ("CONSUMERS"), or any of our affiliates, and the energy industry;

      - market perception of the energy industry, us and Consumers, or any of our affiliates;

      -     credit ratings of us, Consumers or any of our affiliates;

      -     currency fluctuations, transfer restrictions and exchange controls;

      - factors affecting utility and diversified energy operations such as unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, maintenance or repairs, environmental incidents or electric transmission or gas pipeline system constraints;

      - international, national, regional and local economic, competitive and regulatory policies, conditions and developments;

      - adverse regulatory or legal decisions, including those related to environmental laws and regulations;

      - the extent of favorable regulatory treatment and regulatory lag concerning a number of significant questions presently before the Michigan Public Service Commission ("MPSC") relating to the Customer Choice Act, including:

            - recovery of stranded costs incurred due to customers choosing alternative energy suppliers;

            - recovery of Clean Air Act costs and other environmental and safety-related expenditures;

            - power supply and natural gas supply costs when energy supply and oil prices are increasing rapidly;

            - timely recognition in rates of additional equity investments in Consumers; and

            - adequate and timely recovery of additional electric and gas rate-based expenditures;

      - the impact of adverse natural gas prices on the Midland Cogeneration Venture Limited Partnership (the "MCV PARTNERSHIP") investment and regulatory decisions that limit our recovery of capacity and fixed energy payments;

      - federal regulation of electric sales and transmission of electricity, including re-examination by federal regulators of the market-based sales authorizations by which our subsidiaries participate in wholesale power markets without price restrictions;

      - energy markets, including the timing and extent of changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity and certain related products due to lower or higher demand, shortages, transportation problems or other developments;

      - the generally accepted accounting principles requirement that we utilize mark-to-market accounting on certain of our energy commodity contracts, and possibly other types of contracts in the future, which may have, in any given period, a significant positive or negative effect on earnings, which could change dramatically or be eliminated in subsequent periods or could add to earnings volatility;

      - potential disruption, expropriation or interruption of facilities or operations due to accidents, war, terrorism or changing political conditions and the ability to obtain or maintain insurance coverage for such events;

      - nuclear power plant performance, decommissioning, policies, procedures, incidents and regulation, including the availability of spent nuclear fuel storage;

      -     technological developments in energy production, delivery and usage;

      -     achievement of capital expenditure and operating expense goals;

      - changes in financial or regulatory accounting principles or policies;

      - outcome, cost and other effects of legal and administrative proceedings, settlements, investigations and claims, including particularly claims, damages and fines resulting from round-trip trading and inaccurate commodity price reporting, including investigations by the U.S. Department of Justice regarding round-trip trading and price reporting;

      - limitations on our ability to control the development or operation of projects in which our subsidiaries have a minority interest;

      - disruptions in the normal commercial insurance and surety bond markets that may increase costs or reduce traditional insurance coverage, particularly terrorism and sabotage insurance and performance bonds;

      - the efficient sale of non-strategic or under-performing domestic or international assets and discontinuation of certain operations;

      - other business or investment considerations that may be disclosed from time to time in our or Consumers' SEC filings or in other publicly issued written documents;

      - other uncertainties that are difficult to predict, and many of which are beyond our control; and

      -     the factors identified under "Risk Factors" beginning on page 16.

      These are important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us or our subsidiaries.

                                     SUMMARY

      This summary may not contain all the information that may be important to you. You should read this prospectus and the documents incorporated by reference into this prospectus in their entirety before making an investment decision. The terms "CMS," "CMS ENERGY," "OUR," "US" and "WE" as used in this document refer to CMS Energy Corporation and its subsidiaries as a combined entity, except where it is made clear that such term means only CMS Energy Corporation.

      In this document, "BCF" means billion cubic feet, "GWH" means gigawatt-hour, "KWH" means kilowatt-hour and "MW" means megawatts.

                             CMS ENERGY CORPORATION

      CMS Energy, formed in Michigan in 1987, is an integrated energy holding company operating through subsidiaries in the United States and in selected markets around the world. Its two principal wholly-owned subsidiaries are Consumers and CMS Enterprises Company ("ENTERPRISES"). Consumers is a public utility that provides natural gas and/or electricity to almost 6.5 million of Michigan's 10 million residents and serves customers in 61 of the 68 counties in Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in several energy businesses in the United States and in selected international markets.

      Our assets and services include: electric and natural gas utility operations; independent power production; natural gas transmission, storage and processing; and international energy distribution. Our principal businesses are:

      - Consumers' electric utility, which owns and operates 30 electric generating plants with an aggregate of 6,435 MW of capacity and serves 1.77 million customers in Michigan's Lower Peninsula;

      - Consumers' gas utility, which owns and operates over 27,463 miles of transmission and distribution lines throughout the Lower Peninsula of Michigan, providing natural gas to 1.67 million customers;

      - CMS Generation Co. ("CMS GENERATION"), a wholly-owned subsidiary of Enterprises that has ownership interests in independent power plants in operation with 6,766 gross MW (3,157 net MW) throughout the United States and abroad. The plants are located in the U.S., Argentina, Chile, Ghana, India, Jamaica, Morocco and the United Arab Emirates. CMS Generation also has ownership interests in additional plants totaling approximately 323 gross MW (69 net MW) that are under construction or advanced stages of development. These plants include the Saudi Petrochemical Company power plant, which is under construction in the Kingdom of Saudi Arabia; and

      - CMS Gas Transmission Company ("CMS GAS TRANSMISSION"), a wholly-owned subsidiary of Enterprises that owns an interest in and operates natural gas pipelines in various locations in North America (aggregating 265 miles) and South America (aggregating 4,330 miles). The pipelines are located in the U.S., Argentina and Chile. It also owns gathering systems and processing facilities.

      In 2003, we had consolidated operating revenue of approximately $5.5 billion.

      Our principal executive offices are located at One Energy Plaza, Jackson, Michigan 49201 and our telephone number is (517) 788-0550.

                               RECENT DEVELOPMENTS

THIRD QUARTER RESULTS OF OPERATIONS

                                                                  2004        2003       CHANGE
                                                                 -----       ------     --------
                                                                 (UNAUDITED, DOLLARS IN MILLIONS
THREE MONTHS ENDED SEPTEMBER 30,                                    EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------
Net Income (Loss) ..........................................     $  59       $  (69)     $ 128
Preferred Dividends ........................................         3           --          3
                                                                 -----       ------      -----
Net Income (Loss) Available to Common Stock ................     $  56       $  (69)     $ 125
                                                                 =====       ======      =====
Basic Earnings (Loss) Per Share ............................     $0.35       $(0.46)     $0.81
Diluted Earnings (Loss) Per Share ..........................      0.34        (0.46)      0.80
Electric utility ...........................................     $  49       $   59      $ (10)
Gas utility ................................................       (11)         (19)         8
Enterprises ................................................        59          (24)        83
Corporate interest and other ...............................       (49)         (87)        38
Discontinued operations ....................................         8            2          6
                                                                 -----       ------      -----
CMS Energy Net Income (Loss) Available to Common Stock .....     $  56       $  (69)     $ 125
                                                                 =====       ======      =====

      For the three months ended September 30, 2004, our net income available to common stock was $56 million, compared to a net loss available to common stock of $69 million for the three months ended September 30, 2003. The $125 million increase primarily reflects:

      - a $35 million net gain from the 2004 sale of our Parmelia business and our interest in Goldfields;

      -     a $24 million reduction in corporate interest expense;

      - an $8 million increase in net income at our gas utility primarily due to the 2004 annual unbilled gas revenue analysis increase in gas revenues versus the 2003 analysis reduction in gas revenues;

      - a $7 million increase in net income at CMS Marketing, Services and Trading Company (now known as CMS Energy Resource Management Company) ("CMS MST" or "CMS ERM") primarily due to the absence of losses associated with wholesale gas and power contracts sold in 2003;

      - a $6 million reduction in funded benefits expense due to the OPEB plans accounting for the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the positive impact of prior year pension plan contributions on pension plan asset returns;

      - the absence in 2004 of a $46 million net impairment charge related to our international energy distribution business recorded in 2003; and

      - the absence in 2004 of a $19 million debt retirement charge recorded in 2003.

      These increases were offset partially by:

      - a $10 million reduction in net income at our electric utility primarily due to reduced tariff revenues equivalent to Big Rock nuclear decommissioning surcharges, milder weather and decreased sales margins from deliveries to customers choosing alternative electric suppliers;

      - a $7 million reduction in earnings from our equity method investments; and

      - a $3 million declaration and payment of CMS Energy preferred dividends.

                                                                  2004        2003       CHANGE
                                                                 -----       ------     --------
                                                                 (UNAUDITED, DOLLARS IN MILLIONS
NINE MONTHS ENDED SEPTEMBER 30,                                      EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------
Net Income (Loss) ..........................................     $  74       $  (52)     $  126
Preferred Dividends.........................................         9           --           9
                                                                 -----       ------      ------
Net Income (Loss) Available to Common Stock ................     $  65       $  (52)     $  117
                                                                 =====       ======      ======
Basic Earnings (Loss) Per Share ............................     $0.40       $(0.36)     $ 0.76
Diluted Earnings (Loss) Per Share ..........................      0.40        (0.36)       0.76
Electric utility ...........................................     $ 124       $  145      $  (21)
Gas utility ................................................        46           40           6
Enterprises ................................................        36            5          31
Corporate interest and other ...............................      (147)        (198)         51
Discontinued operations ....................................         6          (20)         26
Accounting changes..........................................        --          (24)         24
                                                                 -----       ------      ------
CMS Energy Net Income (Loss) Available to Common Stock .....     $  65       $  (52)     $  117
                                                                 =====       ======      ======

      For the nine months ended September 30, 2004, our net income available to common stock was $65 million, compared to a net loss available to common stock of $52 million for the nine months ended September 30, 2003. The $117 million increase reflects:

      -     a $51 million reduction in corporate interest and other expenses;

      - a $35 million net gain from the 2004 sale of our Parmelia business and our interest in Goldfields;

      - a $20 million reduction in funded benefits expense primarily due to the OPEB plans accounting for the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the positive impact of prior year pension plan contributions on pension plan asset returns;

      - a $12 million increase in net income at CMS ERM primarily due to the absence of losses associated with wholesale gas and power contracts sold in 2003;

      - a $6 million increase in net income at our gas utility resulting from favorable impacts of the December 2003 rate order outpacing reductions in gas deliveries resulting from milder weather;

      - the absence in 2004 of a $31 million deferred tax asset valuation reserve established in 2003;

      - the absence in 2004 of $24 million of charges related to changes in accounting recorded in 2003;

      - the absence in 2004 of $20 million of losses in Discontinued Operations recorded in 2003; and

      - the absence in 2004 of a $19 million debt retirement charge recorded in 2003.

      These increases were partially offset by:

      -     a $30 million increase in net asset impairment charges;

      - a $21 million reduction in net income at our electric utility primarily due to reduced tariff revenues equivalent to Big Rock nuclear decommissioning surcharges, milder weather and decreased sales margins from deliveries to customers choosing alternative electric suppliers;

      - an $11 million reduction in earnings from our equity method investments;

      - a $9 million declaration and payment of CMS Energy preferred dividends; and

      - the absence in 2004 of $30 million of Michigan Single Business Tax refunds received in 2003.

STRANDED COST ORDER

      On November 23, 2004, the MPSC issued an order authorizing Consumers to collect its combined 2002 and 2003 "net" stranded costs under the Customer Choice Act, of approximately $63.2 million. The amount, including interest at an annual rate of 7%, will be collected through use of a stranded cost recovery charge of 1.2 mills per kilowatt-hour starting in December 2004 until fully collected. The order also approved a methodology for the calculation of stranded costs.

2003 GAS RATE CASE AND 2001 GAS DEPRECIATION CASE

      On December 2, 2004, the MPSC issued orders in Consumers' rehearing requests stemming from MPSC orders issued October 14, 2004 regarding Consumers' 2003 gas rate case and the 2001 gas depreciation case.

      Regarding the 2003 gas rate case, the MPSC issued an order clarifying the method of computing Consumers' rate of return on common equity, for purposes of whether the rate of return on common equity exceeds the authorized 11.4% rate, consistent with Consumers' rehearing request. The MPSC held that (i) the actual current level of equity invested in Consumers should be used and (ii) actual (not weather-normalized) results should be used for the rate of return calculation required by the October 14, 2004 order.

      Regarding the 2001 gas depreciation case, the MPSC issued an order approving Consumers' rehearing request that the book depreciation rates be restored to the levels set forth in the MPSC's December 18, 2003 interim gas rate relief order, effective and retroactive to October 14, 2004.

ISSUANCE AND SALE OF SECURITIES

      On December 13, 2004, CMS Energy issued and sold $287.5 million principal amount of its 2.875% Convertible Senior Notes due 2024 pursuant to an effective shelf registration statement and a Prospectus Supplement dated December 8, 2004 to a Prospectus dated September 21, 2004. CMS Energy used the proceeds to redeem the $180 million principal amount of its outstanding 7% Extendible Tenor Rate-Adjusted Securities ("X-TRAS"), plus accrued but unpaid interest and any associated option payment, and for general corporate purposes.

      On December 13, 2004, Consumers issued and sold $225 million principal amount of its 5.00% First Mortgage Bonds due 2015 pursuant to an effective shelf registration statement and a Prospectus Supplement dated December 8, 2004 to a Prospectus dated December 1, 2004. Consumers used the proceeds (i) to redeem the aggregate outstanding balance of $207.7 million of its 7.375% First Mortgage Bonds due 2023, (ii) to pay the attendant call premium of $6,893,563, (iii) to pay accrued interest to the redemption date and (iv) for general corporate purposes.

      On January 19, 2005, CMS Energy issued and sold $150 million principal amount of its 6.30% Senior Notes due 2012 pursuant to an effective shelf registration statement and a Prospectus Supplement dated January 13, 2005 to a Prospectus dated September 21, 2004. CMS Energy used the proceeds to redeem its outstanding general term notes. The outstanding general term notes being redeemed have various interest rates ranging from 6 percent to 7.25 percent and maturities ranging from February 2005 through April 2009. The average interest rate for these outstanding general term notes is 6.88 percent and the average maturity is 2.2 years.

      On January 20, 2005, Consumers issued and sold $250 million principal amount of its 5.15% First Mortgage Bonds due 2017 pursuant to an effective shelf registration statement and a Prospectus Supplement dated January 13, 2005 to a Prospectus dated December 1, 2004. Consumers used the proceeds (i) to redeem the aggregate outstanding balance of $70 million of its 8.36 percent Trust Originated Preferred Securities due 2015, (ii) to redeem the aggregate outstanding balance of $120 million of its 8.20 percent Trust Originated Preferred Securities due 2027 and (iii) to pay off its $60 million term loan due November 2006 with a current floating interest rate of 3.79 percent.

CMS ENERGY ASSET IMPAIRMENTS

      An affiliate of CMS Energy entered into a sale and purchase agreement on February 25, 2004 to sell its 33% interest in the GVK facility, a 235 megawatt power plant located in India, for approximately $25 million. CMS Energy expects to complete this sale in the first quarter of 2005 and estimates it will record an impairment resulting from the sale in the amount of approximately $29.5 million, with a resultant charge to its income statement of approximately $19 million, net of deferred income taxes, in the fourth quarter of 2004.

      CMS Energy expects to sell its interest in the Scudder Latin American Power Fund in the first quarter of 2005. CMS Energy estimates it will record an impairment resulting from this sale in the amount of approximately $5 million, with a resultant charge to its income statement of approximately $3.2 million, net of deferred income taxes, in the fourth quarter of 2004.

APPROVAL OF RESOURCE CONSERVATION PLAN

      Consumers purchases power under a long term contract from a natural gas-fueled combined-cycle cogeneration facility (the "MCV FACILITY") operated by the MCV Partnership, in which Consumers has a 49 percent interest. In February 2004, Consumers filed with the MPSC a request for approval of a resource conservation plan (the "RCP"). On January 25, 2005, the MPSC issued an order approving the RCP, with modifications. The terms of the order are consistent with Consumers' expectations in the RCP proceeding. The purpose of the RCP is to help conserve natural gas and thereby improve Consumers' investment in the MCV Partnership as discussed below, without raising the costs paid by Consumers' electric customers. The RCP allows for a change in the operation of the MCV Facility to dispatch it on the basis of natural gas market prices. This change will reduce the MCV Facility's production of electricity and consumption of natural gas by an estimated 30 to 40 bcf. The substantial MCV Facility fuel cost savings will be used first to offset fully the cost of replacement power to Consumers' electric customers. Second, $5 million annually will be used to fund a renewable energy program. Remaining savings will be split between the MCV Partnership and Consumers. Consumers' direct savings will be shared 50 percent with its customers in 2005 and 70 percent in 2006 and beyond. In addition, the RCP subjects a larger portion of the MCV Facility's gas contracts to mark-to-market accounting. Based upon current market gas prices, this is expected to result in a gain in Consumers' 2005 earnings. Consumers and the MCV Partnership's general partners have accepted the terms of the order and are implementing the RCP.

                               THE PREFERRED STOCK

Issuer..........................  CMS Energy Corporation.

Securities Offered..............  5,000,000 shares of 4.50% Cumulative
                                  Convertible Preferred Stock, Series B.

Dividends.......................  Cumulative annual dividends of $2.25 per share payable quarterly in cash, in arrears, on each March 1, June 1, September 1 and December 1, commencing March 1, 2005, when, as and if declared by the Board of Directors. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Preferred Stock will accumulate and be cumulative from the last date on which dividends were paid on the Old Preferred Stock or, if no dividends have been paid, from the date of issuance of the Preferred Stock. Accumulated unpaid dividends accrue and cumulate at the annual rate of 4.50%.

Liquidation Preference..........  $50.00 per share, plus accumulated and unpaid dividends.

Ranking.........................  The Preferred Stock ranks with respect to dividend rights and rights upon our
                                  liquidation, winding-up or dissolution:

                                  - senior to all of our common stock and to all
                                    of our other capital stock or series of
                                    preferred stock established after the
                                    original issue date of the Preferred Stock issued in the future unless the terms of that stock expressly provide that it ranks on a parity with the Preferred Stock;

                                  - on a parity with any of our capital stock or
                                    series of preferred stock established after the original issue date of the Preferred Stock issued in the future the terms of which expressly provide that it will rank on a parity with the Preferred Stock;

                                  - junior to all our existing and future
                                    liabilities and obligations, whether or not for borrowed money; and

                                  - effectively junior to all of our
                                    subsidiaries' existing and future
                                    liabilities and capital stock held by
                                    others.

Redemption......................  Shares of the Preferred Stock are not
                                  redeemable by us.

Conversion Rights...............  A person who is a holder of record of
                                  Preferred Stock (a "HOLDER") may convert its shares of Preferred Stock at any time into cash and shares of our common stock under any of the following circumstances:

                                  - during any calendar quarter (and only during
                                    such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price of the Preferred Stock on such last trading day;

                                  - upon the occurrence of specified corporate
                                    transactions described under "Description of the Preferred Stock -- Conversion Rights -- Conversion Upon Specified Corporate Transactions"; or

                                  - subject to certain exceptions, during the
                                    five Business Day period immediately
                                    following any ten consecutive trading-day period in which the trading price per share of Preferred Stock for each day of that period was less than 95% of the product of the closing sale price of our common stock and the applicable conversion rate of such share of Preferred Stock; provided, however, a holder may not convert its shares of Preferred Stock if the average closing sale price of our common stock for such ten consecutive trading-day period was between the then applicable conversion price of the Preferred

                                  Stock and 120% of the then applicable
                                  conversion price of the Preferred Stock.

                                  Upon the occurrence of any of the
                                  circumstances described above, holders may convert any outstanding Preferred Stock into cash and shares of our common stock at an initial conversion rate of 5.0541 shares of common stock per share of Preferred Stock (equivalent to an initial conversion price of $9.893 per share of common stock). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "APPLICABLE CONVERSION RATE" and the "APPLICABLE CONVERSION PRICE," respectively, and will be subject to adjustment as described below. Subject to certain exceptions, once Preferred Stock is tendered for conversion, the value (the "CONVERSION VALUE") of the cash and shares of our common stock, if any, to be received by a holder converting a share of Preferred Stock will be determined by multiplying the conversion rate by the ten day average closing stock price. We will deliver the conversion value to holders as follows:
                                  (1) an amount in cash (the "PRINCIPAL RETURN") equal to the lesser of (a) the aggregate conversion value of the Preferred Stock to be converted and (b) the aggregate liquidation preference of $50.00 per share of Preferred Stock to be converted; (2) if the aggregate conversion value of the Preferred Stock to be converted is greater than the principal return, an amount in whole shares (the "NET SHARES"), determined as set forth below, equal to such aggregate conversion value less the principal return (the "NET SHARE AMOUNT"); and
                                  (3) an amount in cash in lieu of any
                                  fractional shares of common stock. We will pay the principal return and cash in lieu of fractional shares and deliver the net shares, if any, as promptly as practicable after determination of the net share amount. The number of net shares to be paid will be determined by dividing the net share amount by the ten day average closing stock price. The "TEN DAY AVERAGE CLOSING STOCK PRICE" will be the average of the closing per share prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the Preferred Stock is submitted for conversion.

                                  As described in this prospectus, the
                                  conversion rate may be adjusted for certain reasons, but it will not be adjusted for accumulated and unpaid dividends. Except as otherwise described in this prospectus, holders will not receive any payment representing accumulated and unpaid dividends if any, upon conversion of a share of Preferred Stock; however, we will continue to pay additional dividends, if any, on the Preferred Stock and the common stock issuable upon conversion thereof to the holder in accordance with the registration rights agreement.

                                  If we declare a cash dividend or cash
                                  distribution to all or substantially all of the holders of our common stock, the applicable conversion rate shall be increased to equal the number determined by multiplying the applicable conversion rate in effect immediately prior to the record date for such dividend or distribution by the following fraction:

                                              (pre-dividend sale price)
                                  (pre-dividend sale price - dividend adjustment
                                                      amount)

                                  provided that if the denominator of the
                                  foregoing fraction is less than $1.00
                                  (including a negative amount), then in lieu of any adjustment, we shall make adequate provision so that each holder of Preferred Stock shall have the right to receive upon conversion, in addition to the cash and shares of common stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its Preferred Stock solely into shares of our common stock at the then applicable conversion rate immediately prior to the record date for such cash dividend or cash distribution. "PRE-DIVIDEND SALE PRICE" means the average of the last reported sale price of our common stock price for the five consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. "DIVIDEND ADJUSTMENT AMOUNT" means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

Mandatory Conversion............  On or after December 5, 2008, we may, at our option, cause the Preferred Stock to be
                                  automatically converted into cash and shares of our common stock. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such 30-day period), the closing price of our common stock exceeds 130% of the then applicable conversion price of the Preferred Stock.

Fundamental Change..............  If we undergo a Fundamental Change (as defined under "Description of the Preferred Stock --
                                  Fundamental Change Requires Purchase of
                                  Preferred Stock by Us at the Option of the Holder"), holders will have the right at their option, subject to the terms of the certificate of designation, to require us to purchase any or all of their Preferred Stock for cash. The cash price we are required to pay is equal to 100% of the liquidation preference of the Preferred Stock to be purchased plus accumulated and unpaid dividends, and additional dividends owed, if any, to the Fundamental Change purchase date. See "Description of the Preferred Stock -- Fundamental Change Requires Purchase of Preferred Stock by Us at the Option of the Holder."

Voting Rights...................  Except as required by Michigan law and our
                                  Restated Articles of Incorporation ("ARTICLES OF INCORPORATION"), which include the certificate of designation for the Preferred Stock, the holders of Preferred Stock have no voting rights unless dividends payable on the Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive). In that event, the holders of the Preferred Stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at the next regular or special meeting of our stockholders to elect two additional directors (or one director if fewer than six directors comprise our board prior to appointment) and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Preferred Stock has been paid in full.

Change of Control Make-Whole
Provision.......................  Until December 5, 2008, if you elect to convert your Preferred Stock in connection with a corporate transaction as described under "Description of the Preferred Stock -- Conversion Rights -- Conversion Upon Specified Corporate Transactions" that constitutes a Fundamental Change as defined under "Description of the Preferred Stock -- Fundamental Change Requires Purchase of Preferred Stock by Us at the Option of the Holder" (other than a Fundamental Change relating to the composition of our Board of Directors) and 10% or more of the fair market value of the consideration for the shares of common stock in the corporate transaction consists of (i) cash, (ii) other property or
                                  (iii) securities that are not traded or
                                  scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the NASDAQ National Market, we will increase the applicable conversion rate for the Preferred Stock surrendered for conversion, which will increase the number of shares of our common stock issuable upon conversion. The number of additional shares a holder will receive and the applicable conversion rate upon such Fundamental Change is determined by the table found in "Description of the Preferred Stock -- Conversion Rights -- Adjustment to Conversion Rate upon the Occurrence of a Cash Take-Over Transaction."

Cash Take-Over Transaction by a
Public Company..................  A public company change of control is a cash take-over transaction where we would be
                                  required to increase the conversion rate and the acquirer has a class of equity securities traded on a U.S. national securities exchange or quoted on the NASDAQ National Market. Upon the occurrence of a cash take-over transaction that constitutes a public company change of control, in lieu of increasing the conversion rate, we may elect to change the conversion right so that holders of the Preferred Stock will be entitled to convert their

                                  Preferred Stock into the acquirer's common stock. See "Description of the Preferred Stock -- Conversion Rights--Conversion After a Public Acquirer Change of Control."

Form of Preferred Stock.........  One or more global securities held in the name of DTC.

Use of Proceeds.................  We will not receive any of the proceeds from sales of any of the securities covered by this prospectus by the selling securityholders.

Common Stock....................  Our common stock is listed on the New York
                                  Stock Exchange under the symbol "CMS."

Absence of a Public Market......  The Preferred Stock is not listed on any securities exchange or included in any
                                  automated quotation system. Our common stock is listed on the New York Stock Exchange under the symbol "CMS."

Tax Consequences................  The U.S. federal income tax consequences of purchasing, owning and disposing of the
                                  Preferred Stock and any of our common stock received upon its conversion are described in "Material United States Federal Income Tax Considerations." Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the Preferred Stock and any of our common stock received upon conversion thereof in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the Preferred Stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, in which case they would not be treated as dividends for U.S. federal income tax purposes.

Risk Factors....................  An investment in the Preferred Stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in the Preferred Stock. See "Risk Factors."

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, for the fiscal years ended December 31, 2003, 2002, 2001 and 2000, except for amounts included from the financial statements of the MCV Partnership and Jorf Lasfar Energy Company S.C.A. ("JORF LASFAR"). The MCV Partnership represents an investment accounted for under the equity method of accounting through December 31, 2003, which was audited by another independent registered public accounting firm (the other auditors for 2001 and 2000 have ceased operations), for the fiscal years ended December 31, 2003, 2002, 2001 and 2000. Jorf Lasfar represents an investment accounted for under the equity method of accounting, which was audited by another independent accountant for the fiscal years ended December 31, 2003, 2002, 2001 and 2000. The following selected consolidated financial data for the nine months ended September 30, 2004 and 2003 have been derived from our unaudited consolidated financial statements. Please refer to our financial statements for the fiscal year ended December 31, 2003 and for the quarter ended September 30, 2004, which are each incorporated by reference herein. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information that are incorporated by reference herein. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of results that may be expected for the entire year ended December 31, 2004. See "Where You Can Find More Information."

                                                             NINE MONTHS ENDED
                                                                SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                                                           --------------------   -----------------------------------------------
                                                           2004 (a)      2003       2003          2002       2001         2000
                                                           --------   ---------   --------     ---------   ---------    ---------
                                                                       (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating revenue........................................  $  3,910   $   4,141   $  5,513     $   8,673   $   8,006    $   6,623
Earnings from equity method investees....................        78         125        164            92         172          213
Operating expenses.......................................     3,537       3,776      5,082         8,690       8,027        6,342
Operating income.........................................       451         490        595            75         151          494
Income (loss) from continuing operations.................        68          (8)       (43)         (394)       (327)         (85)
                                                           --------   ---------   --------     ---------   ---------    ---------
Net income (loss) available to common shareholder........  $     65   $     (52)  $    (44)    $    (650)  $    (459)   $       5
                                                           ========   =========   ========     =========   =========    =========
Earnings per average common share:
Income (loss) from continuing operations
  Basic and diluted......................................  $   0.36   $   (0.06)  $  (0.30)    $   (2.84)  $   (2.50)   $   (0.76)
CMS Energy Basic and Diluted Net Income (Loss)
  attributable to common stock...........................      0.40      (0.36)       0.30)        (4.68)      (3.51)        0.04
Dividends declared per average common share:
  CMS Energy.............................................  $     --   $      --   $     --     $    1.09   $    1.46    $    1.46
BALANCE SHEET DATA (AT PERIOD END DATE):
Cash and cash equivalents................................  $    560   $     669   $    532     $     351   $     123    $     143
Restricted cash..........................................        83         205        201            38           4           --
Net plant and property (a)...............................     8,600       6,624      6,944         6,103       6,703        6,316
Total assets.............................................    15,377      13,234     13,838        14,781      17,633       17,801
Long-term debt, excluding current maturities (a).........     6,228       6,295      6,020         5,357       5,842        6,052
Long-term debt -- related parties........................       684          --        684            --          --           --
Non-current portion of capital and finance lease
  obligations............................................       318         116         58           116          71           49
Notes payable............................................        --           4         --           458         416          403
Other liabilities........................................     5,328       4,786      5,113         6,807       8,012        7,705
Minority interest (a)....................................       750          35         73            38          43           82
Company-obligated mandatorily redeemable trust preferred
  securities of subsidiaries (b).........................        --         173         --           393         694          694
Company obligated trust preferred securities of
  Consumers' subsidiaries (b)............................        --         490         --           490         520          395
Preferred stock..........................................       261          --        261            --          --           --
Preferred stock of subsidiary............................        44          44         44            44          44           44
Common stockholders' equity..............................  $  1,764   $   1,291   $  1,585     $   1,078   $   1,991    $   2,377
OTHER DATA:
Cash Flow:
Provided by (Used in) operating activities...............  $    194   $      --   $   (251)    $     614   $     372    $     600
Provided by (Used in) investing activities...............      (132)        332        203           829      (1,349)      (1,220)
Provided by (Used in) financing activities...............      (208)        (16)       230        (1,223)        967          629
Ratio of earnings to combined fixed charges and                               0
  preference dividends(c)................................      1.01         1.5         --(d)         --(e)       --(f)        --(g)

----------
(a) Under revised FASB Interpretation No. 46 "Consolidation of Variable Interest Entities," we are the primary beneficiary of the MCV Partnership and the First Midland Limited Partnership (the "FMLP"). As a result, we have consolidated their assets, liabilities and activities into our financial statements for the first time as of and for the quarter ended March 31, 2004. These partnerships had third-party obligations totaling $581 million at September 30, 2004. Property, plant and equipment serving as collateral for these obligations had a carrying value of $1.440 billion at September 30, 2004.

(b) CMS Energy and Consumers each formed various statutory wholly-owned business trusts for the sole purpose of issuing preferred securities and lending the gross proceeds to the parent companies. The sole assets of the trusts are debentures of the parent company with terms similar to those of the preferred securities. As a result of the adoption of FASB Interpretation No. 46 on December 31, 2003, we deconsolidated the trusts that hold the mandatorily redeemable trust preferred securities. Therefore, $490 million, previously reported by us as Company-obligated mandatorily redeemable trust preferred securities of subsidiaries, plus $16 million owed to the trusts and previously eliminated in consolidation, is now included in the balance sheet as Long-term debt--related parties. Additionally, $173 million, previously reported by us as Company-obligated trust preferred securities of Consumers' subsidiaries, plus $5 million owed to the trusts and previously eliminated in consolidation, is now included in the balance sheet as Long-term debt--related parties.

(c) For the purpose of computing the ratio, earnings represents the sum of income from continuing operations before income taxes and income from equity method investees, net interest charges and preferred dividends of subsidiary, the estimated interest portion of lease rentals and distributed income of equity method investees.

(d) For the year ended December 31, 2003, combined fixed charges and preference dividends exceeded earnings by $59 million. Earnings as defined include $95 million of asset impairment charges.

(e) For the year ended December 31, 2002, combined fixed charges and preference dividends exceeded earnings by $472 million. Earnings as defined include $602 million of asset impairment charges.

(f) For the year ended December 31, 2001, combined fixed charges and preference dividends exceeded earnings by $392 million. Earnings as defined include $323 million of asset impairment charges.

(g) For the year ended December 31, 2000, combined fixed charges and preference dividends exceeded earnings by $224 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment.

                                  RISK FACTORS

      Before purchasing any of our securities offered by this prospectus, you should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this prospectus.

RISKS RELATING TO CMS ENERGY

      WE DEPEND ON DIVIDENDS FROM OUR SUBSIDIARIES TO MEET OUR DEBT SERVICE OBLIGATIONS. IF WE DO NOT RECEIVE ADEQUATE DIVIDENDS OR DISTRIBUTIONS FROM OUR SUBSIDIARIES, WE MAY NOT BE ABLE TO PAY DIVIDENDS ON THE PREFERRED STOCK.

      Due to our holding company structure, we depend on dividends from our subsidiaries to meet our debt obligations, including the payment of any dividends on the Preferred Stock. None of these entities are or will be obligated to pay any dividends on the Preferred Stock. Therefore, payment of dividends on the Preferred Stock is effectively subordinated to the payment of interest, principal, declared dividends and preferred distributions on the debt, preferred securities and other liabilities of Consumers and Enterprises and each of their subsidiaries.

      Restrictions contained in Consumers' preferred stock provisions and other legal restrictions limit Consumers' ability to pay dividends or acquire its own stock from us. As of September 30, 2004, the most restrictive provisions in its financing documents allowed Consumers to pay an aggregate of $300 million in dividends to us during any year.

      For additional information concerning restrictions on Consumers' ability to pay dividends to us, see "Description of Our Capital Stock -- Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends."

      WE HAVE SUBSTANTIAL INDEBTEDNESS THAT COULD LIMIT OUR FINANCIAL FLEXIBILITY AND HENCE OUR ABILITY TO PAY DIVIDENDS ON PREFERRED STOCK.

      As of September 30, 2004, we had outstanding approximately $2.7 billion aggregate principal amount of indebtedness, including approximately $178 million of subordinated indebtedness relating to our convertible preferred securities but excluding approximately $5.1 billion of indebtedness of our subsidiaries. In August 2004, we entered into the Fifth Amended and Restated Credit Agreement in the amount of approximately $300 million. As of December 31, 2004, there were approximately $106 million of letters of credit outstanding under the Fifth Amended and Restated Credit Agreement. We and our subsidiaries may incur additional indebtedness in the future.

      The level of our present and future indebtedness could have several important effects on our future operations, including, among others:

      - a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

      - covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business;

      - our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate and other purposes may be limited;

      - we may be at a competitive disadvantage to our competitors that are less leveraged; and

      - our vulnerability to adverse economic and industry conditions may increase.

      Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell additional assets or obtain additional financings. We also plan to refinance a substantial amount of our indebtedness prior to its maturity. We cannot assure you that any such refinancing will be possible or that additional financing will be available on commercially acceptable terms or at all.

      There can be no assurance that the requirements of our existing debt arrangements or other indebtedness will be met in the future. Failure to comply with such covenants may result in a default with respect to the related debt and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions.

      In such a case, there can be no assurance that we would be able to refinance or otherwise repay such indebtedness.

      WE HAVE FINANCING NEEDS AND WE MAY BE UNABLE TO SUCCESSFULLY ACCESS BANK FINANCING OR THE CAPITAL MARKETS.

      As of September 30, 2004, CMS Energy had approximately $427 million of debt maturities in 2004 and 2005, excluding debt maturities of Consumers. These maturities included: approximately $176 million of senior notes due in November 2004 that has been extinguished; $180 million of senior notes due in January 2005 that has been extinguished; approximately $7 million of general term notes that matured at various times in 2004; approximately $24 million of general term notes that will mature at various times in 2005; approximately $7 million of Enterprises subsidiary debt that matured in 2004; and approximately $33 million of Enterprises subsidiary debt that will mature in 2005. In addition, we expect to incur significant costs for capital expenditures, including future environmental regulation compliance, especially compliance with clean air laws. See "We could incur significant capital expenditures to comply with environmental standards and face difficulty in recovering these costs on a current basis" below. As of September 30, 2004, we had incurred $500 million in capital expenditures to comply with these regulations and future capital expenditures may total approximately $302 million between 2004 and 2011. We could also be required to make additional cash contributions to our employee pension and benefit plans and become subject to liquidity demands pursuant to commercial commitments under guarantees, indemnities and letters of credit. After giving effect to recent issuances of securities, along with asset sales, capital markets or bank financing and cash flow from operations, we believe, but can make no assurance, that we will have sufficient liquidity to meet our debt maturities through 2005. Management is actively pursuing plans to refinance debt and to sell assets. There can be no assurances that this business plan will be successful and failure to achieve its goals could have a material adverse effect on our liquidity and operations.

      We continue to explore financing opportunities to supplement our financial plan. These potential opportunities include: refinancing our bank credit facilities; entering into leasing arrangements and/or vendor financing; refinancing and issuing new capital markets debt, preferred stock and/or common equity; and negotiating private placement debt. We cannot guarantee the capital market's acceptance of our securities or predict the impact of factors beyond our control, such as actions of rating agencies. If we are unable to access bank financing or the capital markets to incur or refinance indebtedness, there could be a material adverse effect upon our liquidity and operations.

      Certain of our securities and those of our affiliates, including Consumers, are rated by various credit rating agencies. Any reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms. We cannot assure you that any of our current ratings or those of our affiliates, including Consumers, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency.

      WE MAY BE ADVERSELY AFFECTED BY A REGULATORY INVESTIGATION AND LAWSUITS REGARDING "ROUND TRIP" TRADING BY ONE OF OUR SUBSIDIARIES AS WELL AS CIVIL LAWSUITS REGARDING PRICING INFORMATION THAT TWO OF OUR AFFILIATES PROVIDED TO MARKET PUBLICATIONS.

      As a result of round trip trading transactions at CMS MST, we are under investigation by the United States Department of Justice. We have received subpoenas from U.S. Attorneys' Offices regarding investigations of those trades. CMS Energy and Consumers have also been named in numerous class action lawsuits by individuals who allege that they purchased CMS Energy securities during a purported class period. These complaints generally seek unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about the company's business and financial condition. The cases have been consolidated into a single lawsuit and an amended and consolidated complaint was filed on May 1, 2003. The judge issued an opinion and order dated March 31, 2004 in connection with various pending motions, including the plaintiffs' motion to amend the complaint and the motions to dismiss the complaint filed by us, Consumers and other defendants. The judge directed the plaintiffs to file an amended complaint under seal and ordered an expedited hearing on the motion to amend, which was held on May 12, 2004. At the hearing, the judge ordered the plaintiffs to file an amended complaint deleting certain counts related to purchasers of CMS Energy-related securities, which the judge ordered dismissed with prejudice. The plaintiffs filed this complaint on May 26, 2004. We, Consumers and the individual defendants filed new motions to dismiss on June 21, 2004. A hearing on those motions occurred on August 2, 2004 and on January 7, 2005, the judge ruled on the motions to dismiss. The judge agreed to dismiss Consumers as well as three individual defendants. The judge denied the motion to dismiss with respect to CMS Energy and the other remaining individual defendants.

      In March 2004, the SEC approved a cease-and-desist order settling an administrative action against us relating to round-trip trading. The order did not assess a fine and we neither admitted nor denied the order's findings.

      Our Board of Directors has received a demand on behalf of a shareholder of CMS Energy to commence civil actions (i) to remedy alleged breaches of fiduciary duties by CMS Energy officers and directors in connection with round trip trading at CMS MST and (ii) to recover damages sustained by CMS Energy as a result of alleged insider trades alleged to have been made by certain current and former officers of CMS Energy and its subsidiaries. In December 2002, two new directors were appointed to our Board of Directors. A special litigation committee was formed by the Board of Directors in January 2003 to determine whether it is in the best interest of CMS Energy to bring the action demanded by the shareholder. The disinterested members of the Board of Directors appointed the two new directors to serve on the special litigation committee.

      On December 2, 2003, during the continuing review by the special litigation committee, we were served with a derivative complaint filed by the shareholder in the Circuit Court of Jackson County, Michigan in furtherance of his demands. The date for CMS Energy and other defendants to answer or otherwise respond to the complaint was stayed by the court to February 21, 2005, subject to such further stays as may be mutually agreed upon by the parties and authorized by the court.

      We have notified appropriate regulatory and governmental agencies that some employees at CMS MST and CMS Field Services, Inc. (now Cantera Gas Company) appeared to have provided inaccurate information regarding natural gas trades to various energy industry publications which compile and report index prices. CMS Energy is cooperating with an investigation by the United States Department of Justice regarding this matter. On November 25, 2003, the Commodity Futures Trading Commission ("CFTC") issued a settlement order regarding this matter. CMS MST and CMS Field Services, Inc. agreed to pay a fine to the CFTC totaling $16 million. CMS Energy neither admitted nor denied the findings of the CFTC in the settlement order.

      We have also been named as a defendant in several gas industry civil lawsuits regarding inaccurate gas trade reporting that include claims alleging manipulation of natural gas prices and violations of the Commodities Exchange Act and federal and state antitrust laws.

      We cannot predict the outcome of the United States Department of Justice investigation and the lawsuits. It is possible that the outcome in one or more of the investigation or the lawsuits could adversely affect our financial condition, liquidity or results of operations.

      WE MAY BE NEGATIVELY IMPACTED BY THE RESULTS OF AN EMPLOYEE BENEFIT PLAN LAWSUIT.

      We are a defendant, along with Consumers, CMS MST and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of our 401(k) plan. The two cases, filed in July 2002 in the United States District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended and consolidated complaint has been filed. Plaintiffs allege breaches of fiduciary duties under the Employee Retirement Income Security Act of 1974 ("ERISA") and seek restitution on behalf of the plan with respect to a decline in value of the shares of our common stock held in the plan. The plaintiffs also seek other equitable relief and legal fees. The judge issued an opinion and order dated March 31, 2004 in connection with the motions to dismiss filed by us, Consumers and the individuals. The judge dismissed certain of the amended counts in the plaintiffs' complaint and denied our motion to dismiss the other claims in the complaint. We, Consumers and the individual defendants filed answers to the amended complaint on May 14, 2004. The judge issued an opinion and order dated December 27, 2004 conditionally granting plaintiffs' motion for class certification. A trial date has not been set, but is expected to be no earlier than late in 2005.

      We cannot predict the outcome of the ERISA litigation and it is possible that an adverse outcome in this lawsuit could adversely affect our financial condition, liquidity or results of operations.

      WE CANNOT PREDICT THE OUTCOME OF CLAIMS REGARDING OUR PARTICIPATION IN THE DEVELOPMENT OF BAY HARBOR OR OTHER LITIGATION IN WHICH SUBSTANTIAL MONETARY CLAIMS ARE INVOLVED.

      Certain subsidiaries of CMS Energy participated in the development of Bay Harbor, a residential/commercial real estate project developed on the site of a discontinued cement plant and quarry operation near Petoskey, Michigan. In the various agreements to develop Bay Harbor, CMS Land Company, a subsidiary of CMS Energy ("CMS LAND"), and CMS Energy made certain indemnifications to various parties for environmental conditions. CMS Energy has since sold its interests in Bay Harbor, but on September 3, 2004, the Michigan Department of Environmental Quality (the "MDEQ") issued a Notice of Noncompliance ("NON") directed to certain CMS Energy subsidiaries and other parties that had participated in Bay Harbor and had entered into an Administrative Agreement and Covenant Not To Sue ("CNTS") with the State of Michigan in 1994.

      In the sale agreement, CMS Land abandoned all interests and rights in Bay Harbor but retained the responsibilities it and CMS Energy had under the previous environmental indemnifications and the CNTS. One such responsibility deals with the construction, operation and maintenance of a pH-lowering treatment facility at Bay Harbor that collects and treats "seep water" from one of several pre-existing cement kiln dust ("CKD") piles. The "seep water" has a high pH level and requires treatment before the water can be discharged into the City of Petoskey sewer system. While the pH treatment facility was out of service for a number of months in 2004 to address maintenance issues, and to resolve issues with the City of Petoskey, the MDEQ found higher than acceptable levels of pH along the shore of Little Traverse Bay and issued the NON. The treatment facility resumed operation in September 2004.

      In addition, the United States Environmental Protection Agency (the "EPA") has issued a General Notice of Potential Liability under Section 107(a) of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and has requested information pursuant to Section 104 of CERCLA. Follow-up meetings with the EPA to discuss potential response activities and the potential entry of an administrative order of consent have been held and are scheduled in the future. CMS Energy filed a formal response to the Section 107(a) notice on December 6, 2004. CMS Energy plans to file a formal response to the Section 104 information request on or before January 24, 2005. CMS Energy has also presented plans to the MDEQ and the EPA to undertake a study concerning separate "seeps" that are not currently subject to a water collection and treatment facility. In addition, CMS Energy has submitted a proposed plan to undertake immediate response activities, which is under discussion at the MDEQ and the EPA.

      The regulatory agencies have advised the parties that they have reached an understanding to split jurisdiction, under which the EPA would regulate immediate response activities and the MDEQ would regulate a final response. In the event that a suitable consent order is not negotiated, the EPA could issue a unilateral order under CERCLA requiring that remedial work (both interim and final) be performed, or, alternatively, the EPA could elect to perform the work and seek damages, potentially including treble damages, from the parties. The MDEQ could also elect to prosecute an enforcement action pursuant to its statutory authority and the previously issued NON.

      Several parties have issued demand letters to CMS Land and CMS Energy claiming breach of the indemnification provisions, making requests for payment of their expenses related to the NON and/or claiming damages to property or personal injury with regard to the matter. CMS Energy responded to the indemnification claim by stating that it had not breached its indemnity obligations, it will comply with the indemnities, it has restarted the pH treatment facility and it has responded to the NON. CMS Energy will defend vigorously any property damage and personal injury claim.

      Based on initial preliminary studies, CMS Energy has identified several remediation options. The estimated potential capital and near-term expenditures for these options range from $25 million to $40 million, with continuing yearly operating and maintenance expenses ranging from $0.8 million to $1.6 million. Final remediation and resulting claims against third parties for reimbursement of remediation costs could increase or decrease these amounts. CMS Energy estimates that it will record a liability for its obligations associated with this matter in the amount of $45 million, with a resultant charge to its income statement of $29 million, net of deferred income taxes, in the fourth quarter of 2004, reflecting CMS Energy's current best estimate of both the capital and near-term costs as well as the present value of continuing future operating costs.

      An adverse outcome of this matter could, depending on the size of any indemnification obligation or liability under environmental laws, have a potentially significant adverse effect on CMS Energy's financial condition and liquidity and could negatively impact CMS Energy's financial results. CMS Energy cannot predict the ultimate cost or outcome of this matter.

      In addition to the litigation and proceedings discussed above, CMS Energy or various of our subsidiaries are parties in other pending litigation in which substantial monetary damages are sought. These proceedings, certain of which are described in CMS Energy's Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2003--Notes to Consolidated Financial Statements--
Note 4, include arbitration and litigation relating to the Dearborn Industrial Generation project and claims from various provinces in Argentina for stamp taxes and associated penalties and interest arising from various gas transportation transactions. An adverse outcome in one or more of these cases could, depending on the timing and size of any award and the availability of insurance or reimbursement from third parties, have an adverse effect on our financial condition, liquidity or results of operations.

      REGULATORY CHANGES AND OTHER DEVELOPMENTS HAVE RESULTED AND WILL CONTINUE TO RESULT IN INCREASED COMPETITION IN OUR DOMESTIC ENERGY BUSINESS. GENERALLY, INCREASED COMPETITION THREATENS OUR MARKET SHARE IN CERTAIN SEGMENTS OF OUR BUSINESS AND CAN REDUCE OUR PROFITABILITY.

      Consumers has in the last several years experienced, and expects to continue to experience, a significant increase in competition for generation services with the introduction of retail open access in the State of Michigan. Pursuant to the Customer Choice Act, as of

January 1, 2002, all electric customers have the choice of buying electric generation service from an alternative electric supplier. We continue to lose industrial and commercial customers to other electric suppliers. As of December 2004, we had lost 926 MW or 11 percent of our electric generation business to these alternative electric suppliers. We expect the loss to be in the range of 1,000 to 1,200 MW by year-end 2005. We cannot predict the total amount of electric supply load that we may lose to competitor suppliers in the future.

      ELECTRIC INDUSTRY REGULATION COULD ADVERSELY AFFECT OUR BUSINESS, INCLUDING OUR ABILITY TO RECOVER OUR EXPENSES FROM OUR CUSTOMERS.

      Federal and state regulation of electric utilities has changed dramatically in the last two decades and could continue to change over the next several years. These changes could adversely affect our business, financial condition and profitability.

      In June 2000, the Michigan Legislature enacted the Customer Choice Act that became effective June 5, 2000. Pursuant to the Customer Choice Act, residential rates were reduced by five percent and then capped through at least December 31, 2005. Ultimately, the rate cap could extend until December 31, 2013 depending upon whether or not Consumers exceeds the market power supply test established by the legislation (a requirement that Consumers believes itself to be in compliance with at this time). Under circumstances specified in the Customer Choice Act, certain costs can be deferred for future recovery after the expiration of the rate cap period. The rate cap could, however, result in Consumers being unable to collect customer rates sufficient to recover fully its cost of conducting business. Some of these costs may be beyond Consumers' ability to control. In particular, if Consumers needs to purchase power supply from wholesale suppliers during the period when retail rates are frozen or capped, the rate restrictions imposed by the Customer Choice Act may make it impossible for Consumers to recover fully the cost of purchased power and associated transmission costs through the rates it charges its customers. As a result, it is not certain that Consumers can maintain its profit margins in its electric utility business during the period of the rate freeze or rate cap.

      Consumers filed an electric rate case with the MPSC in December 2004 for approximately $320 million in rate increases. We cannot predict the outcome of the electric rate case.

      There are multiple proceedings pending before the Federal Energy Regulatory Commission ("FERC") involving transmission rates, regional transmission organizations and standard market design for electric bulk power markets and transmission. FERC is also reviewing the standards under which electric utilities are allowed to participate in wholesale power markets without price restrictions. FERC is currently reviewing information submitted by Consumers to support its ability to continue to sell power at market-based rates. We cannot predict the impact of these electric industry-restructuring proceedings on our financial position, liquidity or results of operations.

      PENDING UTILITY LEGISLATION IN MICHIGAN MAY AFFECT US IN WAYS WE CANNOT PREDICT.

      In July 2004, as a result of legislative hearings, several bills were introduced into the Michigan Senate that could change Michigan's Customer Choice Act. The proposals include:

      -     requiring that rates be based on cost of service;

      -     establishing a defined Stranded Cost calculation method;

      - allowing customers who stay with or switch to alternative electric suppliers after December 31, 2005 to return to utility services, and requiring them to pay current market rates upon return;

      - establishing reliability standards that all electric suppliers must follow;

      - requiring electric utilities and electric alternative suppliers to maintain a 15 percent power reserve margin;

      - creating a service charge to fund the Low Income and Energy Efficiency Fund;

      - giving kindergarten through twelfth-grade schools a discount of 10 percent to 20 percent on electric rates; and

      - authorizing a service charge payable by all customers for meeting Clean Air Act requirements.

      In September 2004, the Chair of the Senate Technology and Energy Committee formed a workgroup, which analyzed the merits of the proposed legislation. Workgroup activities have since concluded that the impact of the proposed legislation is still uncertain. In October 2004, a substitute to one of the bills was introduced, but has not yet been adopted by the Michigan Senate.

      Although we do not believe the terms of the proposed bills, if enacted, would have a material adverse effect on our business, the final form of any new utility legislation may differ from the bills proposed in 2004. We cannot predict whether these or other measures will be enacted into law or their potential effect on us.

      OUR ABILITY TO RECOVER CERTAIN REGULATORY ASSETS UNDER SECTION 10(d)(4) OF THE CUSTOMER CHOICE ACT MAY AFFECT OUR FINANCIAL RESULTS.

      Section 10(d)(4) of the Customer Choice Act allows deferred recovery of an annual return of and on capital expenditures in excess of depreciation levels and certain other expenses incurred prior to and throughout the current electric rate freeze and rate cap periods. See "Electric industry regulation could adversely affect our business, including our ability to recover our expenses from our customers." In October 2004, Consumers filed an application with the MPSC seeking recovery of $628 million in costs from 2000 through 2005 under
Section 10(d)(4). The request includes capital expenditures in excess of depreciation, Clean Air Act costs and other expenses related to changes in law or governmental action incurred during the rate freeze-cap period. Of the $628 million, $152 million relates to the cost of money.

      As allowed by the Customer Choice Act, in January 2004, Consumers began accruing and deferring for recovery the 2004 portion of its Section 10(d)(4) regulatory assets. In November 2004, the MPSC issued an order in the Detroit Edison Company's general electric rate case which concluded that the Detroit Edison Company's return of and on Clean Air Act costs incurred from June 2000 through December 2003 are recoverable under Section 10(d)(4). Based on the precedent set by this order, Consumers accrued and recorded an additional regulatory asset of $55 million (pre-tax), $36 million net of tax, in November 2004 for its return of and on Clean Air Act expenditures incurred from 2000 through 2003. Additional accruals will continue to be recorded until a decision on Consumers' request is issued by the MPSC. Certain aspects of the Detroit Edison Company's electric rate case are different than Consumers' Section 10(d)(4) regulatory asset filing.

      We cannot predict the ability of Consumers to recover certain regulatory assets under Section 10(d)(4) of the Customer Choice Act and failure to recover these regulatory assets could adversely affect our financial condition.

      PERIODIC REVIEWS OF THE VALUES OF OUR ASSETS COULD RESULT IN ADDITIONAL ACCOUNTING CHARGES.

      We are required by U.S. generally accepted accounting principles to periodically review the carrying value of our assets, including those that may be sold. Market conditions, the operational characteristics of our assets and other factors could result in our recording additional impairment charges for our assets, which could have an adverse effect on our stockholders' equity and our access to additional financing. In addition, we may be required to record impairment charges and foreign currency translation losses at the time we sell assets depending on the sale prices we are able to secure and other factors.

      WE COULD INCUR SIGNIFICANT CAPITAL EXPENDITURES TO COMPLY WITH ENVIRONMENTAL STANDARDS AND FACE DIFFICULTY IN RECOVERING THESE COSTS ON A CURRENT BASIS.

      We and our subsidiaries are subject to costly and increasingly stringent environmental regulations. We expect that the cost of future environmental compliance, especially compliance with clean air and water laws, will be significant.

      In 1998, the EPA issued regulations requiring the State of Michigan to further limit nitrogen oxide emissions at our coal-fired electric plants. The EPA and the State of Michigan regulations require us to make significant capital expenditures estimated to be $802 million. As of September 30, 2004, Consumers has incurred $500 million in capital expenditures to comply with the EPA regulations and anticipates that the remaining $302 million of capital expenditures will be incurred between 2004 and 2011. Additionally, Consumers currently expects it will supplement its compliance plan with the purchase of nitrogen oxide emissions credits for the years 2004 through 2009. The cost of these credits based on the current market is estimated to average $7 million per year for 2004-2006 and then decrease with Consumers' installation of control technology; however, the market for nitrogen oxide emissions credits and their price could change substantially. As new environmental standards become effective, Consumers will need additional capital expenditures to comply with the standards.

      Based on the Customer Choice Act, beginning January 2004 an annual return of and on these types of capital expenditures, to the extent they are above depreciation levels, subject to an MPSC prudency hearing shall be accrued and deferred for recovery. After notice and hearing, the MPSC shall determine the amount of reasonable and prudent costs, if any, to be recovered and the recovery period.

      The EPA has proposed a Clean Air Interstate Rule that would require additional coal-fired electric plant emission controls for nitrogen oxides and sulfur dioxide. If implemented, this rule could potentially require substantial additional expenditures. The rule proposes a two-phase program to reduce emissions of sulfur dioxide by 70 percent and nitrogen oxides by 65 percent by 2015. Additionally, the EPA also proposed two alternative sets of rules to reduce emissions of mercury and nickel from coal-fired and oil-fired electric plants. Until the proposed environmental rules are finalized, an accurate cost of compliance cannot be determined.

      The EPA has alleged that some utilities have incorrectly classified plant modifications as "routine maintenance" rather than seek modification permits from the EPA. We have received and responded to information requests from the EPA on this subject. We believe that we have properly interpreted the requirements of "routine maintenance." If our interpretation is found to be incorrect, we may be required to install additional pollution controls at some or all of our coal-fired electric plants and potentially pay fines. Additionally, the viability of certain plants remaining in operation could be called into question.

      These and other required environmental expenditures, if not recovered from customers in Consumers' rates, may require us to seek significant additional financing to fund such expenditures and could strain our cash resources.

      WE RETAIN CONTINGENT LIABILITIES IN CONNECTION WITH OUR ASSET SALES.

      The agreements we enter into for the sale of assets customarily include provisions whereby we are required to:

      - retain specified preexisting liabilities such as for taxes and pensions;

      - indemnify the buyers against specified risks, including the inaccuracy of representations and warranties we make; and

      - require payments to the buyers depending on the outcome of post-closing adjustments, audits or other reviews.

      Many of these contingent liabilities can remain open for extended periods of time after the sales are closed. Depending on the extent to which the buyers may ultimately seek to enforce their rights under these contractual provisions, and the resolution of any disputes we may have concerning them, these liabilities could have a material adverse effect on our financial condition, liquidity and results of operations.

      We have received a request for indemnification from the purchaser of CMS Oil and Gas Company, a former subsidiary of CMS. The indemnification claim relates to the sale by CMS of its oil, gas and methanol projects in Equatorial Guinea and the claim of the government of Equatorial Guinea that $142 million in taxes is owed it in connection with that sale. Based on information currently available, CMS and its tax advisors have concluded that the government's tax claim is without merit and the purchaser of CMS Oil and Gas Company has submitted a response to the government rejecting the claim. An adverse outcome of this claim could have a material adverse effect on our financial condition, liquidity and results of operations.

      OUR REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO RISKS THAT ARE BEYOND OUR CONTROL, INCLUDING BUT NOT LIMITED TO FUTURE TERRORIST ATTACKS OR RELATED ACTS OF WAR.

      The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events, in excess of reserves established for such repairs, may adversely impact our results of operations, financial condition and cash flows. The occurrence or risk of occurrence of future terrorist activity and the high cost or potential unavailability of insurance to cover such terrorist activity may impact our results of operations and financial condition in unpredictable ways. These actions could also result in disruptions of power and fuel markets. In addition, our natural gas distribution system and pipelines could be directly or indirectly harmed by future terrorist activity.

      WE HAVE MADE SUBSTANTIAL INTERNATIONAL INVESTMENTS THAT ARE SUBJECT TO POSSIBLE NATIONALIZATION, EXPROPRIATION OR INABILITY TO CONVERT CURRENCY.

      Our investments in selected international markets in electric generating facilities, natural gas pipelines and electric distribution systems face a number of risks inherent in acquiring, developing and owning these types of international facilities. Although we maintain insurance for various risk exposures, including political risk from possible nationalization, expropriation or inability to convert currency, we are exposed to some risks that include local political and economic factors over which we have no control, such as changes in foreign governmental and regulatory policies (including changes in industrial regulation and control and changes in taxation), changing political conditions and international monetary fluctuations. In some cases an investment may have to be abandoned or disposed of at a loss. These factors could significantly adversely affect the financial results of the affected subsidiary and our financial position and results of operations.

      International investments of the type we have made are subject to the risk that they may be expropriated or that the required agreements, licenses, permits and other approvals may be changed or terminated in violation of their terms. These kinds of changes could result in a partial or total loss of our investment.

      The local foreign currency may be devalued, the conversion of the currency may be restricted or prohibited or other actions, such as increases in taxes, royalties or import duties, may be taken which adversely affect the value and the recovery of our investment.

      OUR OWNERSHIP OF A NUCLEAR GENERATING FACILITY CREATES RISK RELATING TO NUCLEAR ENERGY.

      Consumers owns the Palisades nuclear power plant and we are, therefore, subject to the risks of nuclear generation, including the risks associated with the operation of plant facilities and the storage and disposal of spent fuel and other radioactive waste. The Nuclear Regulatory Commission ("NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Consumers' plant, if an incident did occur, it could harm our results of operations and financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

      CONSUMERS CURRENTLY UNDERRECOVERS IN ITS RATES ITS PAYMENTS TO THE MCV PARTNERSHIP FOR CAPACITY AND ENERGY, AND IS ALSO EXPOSED TO FUTURE CHANGES IN THE MCV PARTNERSHIP'S FINANCIAL CONDITION THROUGH ITS EQUITY AND LESSOR INVESTMENTS.

      Consumers' power purchase agreement with the MCV Partnership ("PPA") expires in 2025. We estimate that Consumers will incur estimated cash underrecoveries of payments under the PPA aggregating $206 million through 2007. For availability payments billed by the MCV Partnership after September 15, 2007, and not recovered from customers, Consumers would expect to claim a "regulatory out" under the PPA which Consumers believes it has the right to do after satisfying its obligation to "support and defend" full recovery of PPA charges from customers. The MCV Partnership has indicated that it may take issue with our exercise of the regulatory out clause after September 2007. The effect of exercise of the regulatory out clause would be to reduce cash flow to the MCV Partnership, which could in turn have an adverse effect on Consumers' equity and lessor interests in the MCV Facility.

      Further, under the PPA, energy payments to the MCV Partnership are based on the cost of coal burned at Consumers' coal plants and costs associated with fuel inventory, operations and maintenance, and administrative and general expenses associated with Consumers' coal plants. However, the MCV Partnership's costs of producing electricity are tied, in large part, to the cost of natural gas. Because natural gas prices have increased substantially in recent years, while energy charge payments to the MCV Partnership have not, the MCV Partnership's financial performance has been impacted negatively.

      We cannot estimate, at this time, the impact of these issues on Consumers' future earnings or cash flow from its interest in the MCV Partnership. The forward price of natural gas for the next 20 years and the MPSC decision in 2007 or later related to Consumers' recovery of capacity payments are the two most significant variables in the analysis of the MCV Partnership's future financial performance. Natural gas prices have historically been volatile and presently there is no consensus in the marketplace on the price or range of prices of natural gas beyond the next five years. Further, it is not presently possible for us to predict the actions of the MPSC in 2007 or later. Even with the implementation of the RCP, if gas prices continue at present levels or increase, the economics of operating the MCV Facility may be adverse enough to require Consumers to recognize an impairment of its investment in the MCV Partnership. For these reasons, at this time we cannot predict the impact of these issues on Consumers' future earnings or cash flows or on the value of its equity interest in the MCV Partnership.

      CONSUMERS' ENERGY RISK MANAGEMENT STRATEGIES MAY NOT BE EFFECTIVE IN MANAGING FUEL AND ELECTRICITY PRICING RISKS, WHICH COULD RESULT IN UNANTICIPATED LIABILITIES TO CONSUMERS OR INCREASED VOLATILITY OF ITS EARNINGS.

      Consumers is exposed to changes in market prices for natural gas, coal, electricity and emission credits. Prices for natural gas, coal, electricity and emission credits may fluctuate substantially over relatively short periods of time and expose Consumers to commodity price risk. A substantial portion of Consumers' operating expenses for its plants consists of the costs of obtaining these commodities. Consumers manages these risks using established policies and procedures, and it may use various contracts to manage these risks, including swaps, options, futures and forward contracts. We cannot assure you that these strategies will be successful in managing Consumers' pricing risk, or that they will not result in net liabilities to Consumers as a result of future volatility in these markets.

      Natural gas prices in particular have historically been volatile. To manage market risks associated with the volatility of natural gas prices, the MCV Partnership maintains a gas hedging program. The MCV Partnership enters into natural gas futures contracts, option contracts and over-the-counter swap transactions in order to hedge against unfavorable changes in the market price of natural gas in future months when gas is expected to be needed. These financial instruments are being used principally to secure anticipated natural gas requirements necessary for projected electric and steam sales, and to lock in sales prices of natural gas previously obtained in order to optimize the MCV Partnership's existing gas supply, storage and transportation arrangements. Consumers also routinely enters into contracts to offset its positions, such as hedging exposure to the risks of demand, market effects of weather and changes in commodity prices associated with its gas distribution business. Such positions are taken in conjunction with the gas cost recovery mechanism, which allows Consumers to recover prudently incurred costs associated with such positions. However, neither Consumers nor the MCV Partnership always hedges the entire exposure of its operations from commodity price volatility. Furthermore, the ability to hedge exposure to commodity price volatility depends on liquid commodity markets. As a result, to the extent the commodity markets are illiquid, Consumers may not be able to execute its risk management strategies, which could result in greater open positions than we would prefer at a given time. To the extent that open positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

      In addition, Consumers currently has a power supply cost recovery mechanism to recover the increased cost of fuel used to generate electricity from its industrial and large commercial customers, but not from its residential or small commercial customers. Therefore, to the extent that Consumers has not hedged its fuel costs, it is exposed to changes in fuel prices to the extent fuel for its electric generating facilities must be purchased on the open market in order for Consumers to serve its residential and small commercial customers.

RISKS RELATED TO THE PREFERRED STOCK

      WE MAY ISSUE ADDITIONAL SERIES OF PREFERRED STOCK THAT RANK EQUALLY TO THE PREFERRED STOCK AS TO DIVIDEND PAYMENTS AND LIQUIDATION PREFERENCE.

      Our Articles of Incorporation and the certificate of designation do not limit our ability to issue additional series of preferred stock that would rank equally to the Preferred Stock as to dividend payments and liquidation preference. This could have the effect of reducing the amounts available to the Preferred Stock in the event of our liquidation. It may also reduce dividend payments on the Preferred Stock if we do not have sufficient funds to pay dividends on all Preferred Stock outstanding and outstanding parity preferred stock.

      WE WILL ONLY PAY DIVIDENDS ON THE PREFERRED STOCK WHEN, AS AND IF DECLARED BY OUR BOARD OF DIRECTORS OUT OF LEGALLY AVAILABLE FUNDS.

      Dividends on the Preferred Stock will only be paid when, as and if declared by the Board of Directors out of funds legally available therefor. The Board of Directors may elect not to declare dividends on the Preferred Stock, and CMS Energy may not have enough funds to legally declare dividends on the Preferred Stock. Dividends on the capital stock of CMS Energy, including the Preferred Stock, are limited by Michigan law to legally available assets of CMS Energy.

      CMS ENERGY MAY NOT HAVE SUFFICIENT EARNINGS AND PROFITS IN ORDER FOR DISTRIBUTIONS ON THE PREFERRED STOCK TO BE TREATED AS DIVIDENDS.

      The dividends paid by CMS Energy may exceed its current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. This will result in the amount of the dividends that exceeds such earnings and profits being treated first as a return of capital to the extent of the holder's adjusted tax basis in the Preferred Stock, and the excess as capital gain. Such treatment will generally be unfavorable for corporate holders and may also be unfavorable to certain other holders. See "Certain United States Federal Income Tax Considerations -- Consequences to U.S. Holders of Preferred Stock or Common Stock."

      RESTRICTIVE COVENANTS IN FUTURE DEBT ISSUANCES COULD RESTRICT OUR ABILITY TO PAY DIVIDENDS ON THE PREFERRED STOCK.

      From time to time, we may enter into financing arrangements that contain restrictive covenants that may limit our ability to declare and pay dividends on the Preferred Stock.

      THE MARKET PRICE OF THE PREFERRED STOCK COULD BE SIGNIFICANTLY AFFECTED BY THE MARKET PRICE OF OUR COMMON STOCK.

      We expect that the market price of the Preferred Stock could be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the Preferred Stock than would be expected for nonconvertible Preferred Stock. The market price of our common stock will likely continue to fluctuate in response to factors such as the following, many of which are beyond our control:

      -     fluctuations in our operating and financial results;

      - changes in financial estimates and recommendations by financial analysts;

      - changes in the ratings of the Preferred Stock or other securities of ours or Consumers;

      - developments related to litigation or regulatory proceedings involving us;

      -     our asset sales and financings; and

      -     market perception of the energy industry and of us.

      In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of the Preferred Stock and our common stock.

      WE MAY ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK OR SECURITIES CONVERTIBLE OR EXCHANGEABLE FOR OUR COMMON STOCK AND THEREBY MATERIALLY AND ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

      We are not restricted from issuing additional shares of our common stock or securities convertible into or exchangeable for our common stock during the life of the Preferred Stock and have no obligation to consider the interests of holders for any reason. If we issue additional shares of our common stock or securities convertible into or exchangeable for our common stock, it may materially and adversely affect the market price of our common stock and, in turn, the market price of the Preferred Stock.

      A HOLDER OF PREFERRED STOCK WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

      A holder of Preferred Stock will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting our common stock. Holders will only be entitled to rights on our common stock if and when we deliver shares of common stock to holders upon conversion of Preferred Stock and in limited cases under the conversion rate adjustments of the Preferred Stock. For example, in the event that an amendment is proposed to our Articles of Incorporation or Bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to such delivery of our common stock, holders will not be entitled to vote on the amendment, although holders will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

      WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO PAY THE CASH COMPONENT UPON A CONVERSION OF THE PREFERRED STOCK OR PURCHASE THE PREFERRED STOCK UPON A FUNDAMENTAL CHANGE.

      Holders of the New Preferred Stock upon conversion will be entitled to receive a cash component equal to the liquidation preference. We cannot assure you that we would have sufficient financial resources or would be able to arrange financing, to pay the liquidation preference to a holder upon conversion. See "Description of Preferred Stock -- Conversion." Holders of the Preferred Stock may require us to purchase their shares of Preferred Stock upon a Fundamental Change as described under "Description of the Preferred Stock -- Fundamental Change Requires Purchase of Preferred Stock by Us at the Option of the Holder." We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the liquidation preference for the Preferred Stock tendered by holders upon a Fundamental Change. Further, the terms of any debt agreements of CMS in effect at the time could prohibit or limit repurchase of the Preferred Stock. Michigan law restricting distributions could also limit our ability to repurchase the Preferred Stock.

      THE PREFERRED STOCK RANKS JUNIOR TO ALL OF OUR AND OUR SUBSIDIARIES' LIABILITIES.

      In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on our Preferred Stock only after all our indebtedness and other liabilities have been paid. In addition, the Preferred Stock will effectively rank junior to all existing and future liabilities of our subsidiaries. The rights of holders of the Preferred Stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of that subsidiary's creditors and any senior equity holders. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any of the Preferred Stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Stock.

      WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE PREFERRED STOCK.

      The Preferred Stock is not listed on any national securities exchange or the Nasdaq National Market. Accordingly, there may not be development of or liquidity in any market for the Preferred Stock. If a market for the Preferred Stock were to develop, the Preferred Stock could trade at prices that depend upon many factors, including prevailing interest rates, our operating results and the markets for similar securities. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of the effectiveness of the shelf registration statement. If an active trading market does not develop, the market price and liquidity of the Preferred Stock may be adversely affected.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from sales of any of the securities covered by this prospectus by the selling securityholders.

      RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

      The ratio of earnings to combined fixed charges and preference dividends for the nine months ended September 30, 2004 and each of the years ended December 31, 1999 through 2003 is as follows:

                                                        YEAR ENDED DECEMBER 31,
                               NINE MONTHS ENDED  --------------------------------
                              SEPTEMBER 30, 2004  2003   2002   2001   2000   1999
                              ------------------  ----   ----   ----   ----   ----
Ratio of earnings to
combined fixed charges
and preference dividends...         1.01          --(1)  --(2)  --(3)  --(4)  1.28

(1) For the year ended December 31, 2003, combined fixed charges and preference dividends exceeded earnings by $59 million. Earnings as defined include $95 million of asset impairment charges.

(2) For the year ended December 31, 2002, combined fixed charges and preference dividends exceeded earnings by $472 million. Earnings as defined include $602 million of asset revaluations and other charges.

(3) For the year ended December 31, 2001, combined fixed charges and preference dividends exceeded earnings by $392 million. Earnings as defined include $323 million of asset revaluations and other charges.

(4) For the year ended December 31, 2000, combined fixed charges and preference dividends exceeded earnings by $224 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment.

      For the purpose of computing the ratio, earnings represents the sum of income from continuing operations before income taxes and income from equity method investees, net interest charges and preferred dividends of subsidiary, the estimated interest portion of lease rentals and distributed income of equity method investees.

               PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

      Our common stock is listed on the New York Stock Exchange. The following table sets forth for the periods indicated the range of high and low intraday sales prices per share of our common stock as reported on the New York Stock Exchange and the cash dividends declared on the common stock for the periods indicated.

                                              HIGH     LOW     DIVIDENDS
                                             ------   ------   ---------
Year Ended December 31, 2002
  First Quarter ..........................   $24.80   $20.97    $0.365
  Second Quarter .........................    22.50     7.75     0.365
  Third Quarter ..........................    11.55     6.89     0.180
  Fourth Quarter .........................    10.48     5.45     0.180
Year Ended December 31, 2003
  First Quarter ..........................    10.74     3.41        --
  Second Quarter .........................     8.95     4.58        --
  Third Quarter ..........................     8.04     6.03        --
  Fourth Quarter .........................     8.67     7.40        --
Year Ending December 31, 2004
  First Quarter ..........................     9.59     8.25        --
  Second Quarter .........................     9.43     7.81        --
  Third Quarter ..........................     9.88     8.58        --
  Fourth Quarter .........................    10.65     8.80        --
Year Ending December 31, 2005
  First Quarter (through January 28, 2005)     9.70    10.57        --

      On January 28, 2005, the last sale price of our common stock as reported on the New York Stock Exchange was $10.35 per share. On January 28, 2005 there were approximately 58,455 holders of record of our common stock.

      In January 2003, we suspended the payment of dividends on our common stock.

                                   CMS ENERGY

OVERVIEW

      CMS Energy, formed in Michigan in 1987, is an integrated energy holding company operating through subsidiaries in the United States and in selected markets around the world. Its two principal subsidiaries are Consumers and Enterprises. Consumers is a public utility that provides natural gas and/or electricity to almost 6.5 million of Michigan's 10 million residents and serves customers in 61 of the 68 counties in Michigan's Lower Peninsula. Enterprises, through subsidiaries and equity investments, is engaged in several energy businesses in the United States and in selected international markets.

CONSUMERS

      Consumers primarily consists of our electric and gas utility operations. Consumers was formed in Michigan in 1968 and is the successor to a corporation organized in Maine in 1910 and which did business in Michigan from 1915 to 1968. Consumers' consolidated operations account for a majority of our total assets and income, as well as a substantial portion of our operating revenue. Industries in Consumers' service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries.

Electric Utility Operations

      Consumers' electric utility operating revenue was $2.590 billion in 2003, $2.648 billion in 2002 and $2.633 billion in 2001. Based on the average number of customers, Consumers' electric utility operations, if independent, would be the thirteenth largest electric utility company in the United States. The electric operations of Consumers include the generation, purchase, distribution and sale of electricity. In 2003, total electric sales were 36 billion kWh and retail open access deliveries were 3 billion kWh. At year-end 2003, it served customers in 61 of the 68 counties of Michigan's Lower Peninsula. Principal cities served include Battle Creek, Flint, Grand Rapids, Jackson, Kalamazoo, Midland, Muskegon and Saginaw. Consumers' electric utility customer base includes a mix of residential, commercial and diversified industrial customers, the largest segment of which is the automotive industry. Consumers' electric operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition.

      At December 31, 2003, Consumers owned and operated 30 electric generating plants with an aggregate of 6,435 MW of capacity. Also, in 2003, Consumers purchased up to 2,353 MW of net capacity from other power producers, which amounted to 30.5% of Consumers' total system requirements, the largest of which was the MCV Partnership in which Consumers has a 49% interest through CMS Midland, Inc. Consumers also owns:

      - 347 miles of high voltage distribution radial lines operating at 120 kilovolts and above;

      - 4,164 miles of high voltage distribution overhead lines operating at 23 kilovolts and 46 kilovolts;

      - 16 subsurface miles of high voltage distribution underground lines operating at 23 kilovolts and 46 kilovolts;

      -     54,922 miles of electric distribution overhead lines;

      -     8,526 subsurface miles of underground distribution lines; and

      - substations having an aggregate transformer capacity of 20,605,680 kilovoltamperes.

      Consumers generates electricity principally from coal and nuclear fuel. Consumers has four generating plant sites that use coal as a fuel source and constituted 76% of its baseload capacity in 2003. In 2003, these plants produced a combined total of 20,091 million kWhs of electricity and burned 10.1 million tons of coal. Consumers owns Palisades, an operating nuclear power plant located near South Haven, Michigan. In May 2001, with the approval of the NRC, Consumers transferred its authority to operate Palisades to the Nuclear Management Company ("NMC"). The Palisades nuclear fuel supply responsibilities are under the control of NMC acting as agent for Consumers. During 2003, Palisades' net generation was 6,151 million kWhs, constituting 23.3% of Consumers' baseload supply.

Gas Utility Operations

      Consumers' gas utility operating revenue was $1.845 billion in 2003, $1.519 billion in 2002 and $1.338 billion in 2001. Based on the average number of customers, Consumers' gas utility operations, if independent, would be the tenth largest gas utility company in the United States. Consumers' gas utility operations purchase, transport, store, distribute and sell natural gas. In 2003, total deliveries of natural gas sold by Consumers and by other sellers who deliver natural gas through Consumers' pipeline and distribution network to ultimate customers, including the MCV Partnership, totaled 388 bcf. As of December 31, 2003, Consumers was authorized to provide service in 54 of the 68 counties in Michigan's Lower Peninsula. Principal cities served include Bay City, Flint, Jackson, Kalamazoo, Lansing, Pontiac and Saginaw, as well as the suburban Detroit area, where nearly 900,000 of the gas customers are located. Consumers' gas operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition.

      Consumers' gas distribution and transmission system consists of:

      -     25,055 miles of distribution mains throughout Michigan's Lower
            Peninsula;

      -     2,405 miles of transmission lines throughout Michigan's Lower
            Peninsula;

      -     7 compressor stations with a total of 162,000 installed horsepower;
            and

      - 14 gas storage fields located across Michigan with an aggregate storage capacity of 331 bcf and a working storage capacity of 130 bcf.

      Total 2003 purchases of gas supply included 66% from United States producers outside Michigan, 22% from Canadian producers and 3% from Michigan producers. Authorized suppliers in the gas customer choice program supplied the remaining 9% of gas delivered by Consumers. Consumers also has firm transportation agreements with independent pipeline companies for the delivery of gas. Consumers uses these agreements to deliver gas to Michigan for ultimate deliveries to market. In total, Consumers' firm transportation and city gate arrangements are capable of delivering over 95% of Consumers' total gas supply requirements.

ENTERPRISES

      Enterprises, through subsidiaries and equity investments, is engaged in domestic and international diversified energy businesses including natural gas transmission, storage and processing, independent power production and energy services. Enterprises' operating revenue was $1.085 billion in 2003, $4.508 billion in 2002 and $4.034 billion in 2001.

BUSINESSES OF ENTERPRISES' SUBSIDIARIES

   Natural Gas Transmission

      CMS Gas Transmission, formed in 1988, owns, develops and manages domestic and international natural gas facilities. In 2003, CMS Gas Transmission's operating revenue was $22 million.

      In 1999, CMS Gas Transmission acquired Panhandle Eastern Pipe Line Company ("PANHANDLE"), which was primarily engaged in the interstate transmission and storage of natural gas and also provided liquefied natural gas terminalling and regasification services. Panhandle operated a large natural gas pipeline network, which provided customers in the Midwest and Southwest with a comprehensive array of transportation services. Panhandle's major customers included 25 utilities located primarily in the United States Midwest market area, which encompassed large portions of Illinois, Indiana, Michigan, Missouri, Ohio and Tennessee.

      In February 2003, Panhandle sold its one-third equity interest in Centennial Pipeline, LLC ("CENTENNIAL") for $40 million to Centennial's two other partners, Marathon Ashland Petroleum, LLC and TE Products Pipeline Company, Limited Partnership, through its general partner, Texas Eastern Products Pipeline Company, LLC.

      In March 2003, Panhandle transferred $63 million previously committed to collateralize a letter of credit and its one-third ownership interest in Guardian Pipeline, LLC ("GUARDIAN") to CMS Gas Transmission. CMS Gas Transmission sold its interest in Guardian to a subsidiary of WPS Resources Corporation in June 2003. Proceeds from the sale were $26 million and the $63 million of cash collateral was released.

      In June 2003, CMS Gas Transmission sold Panhandle to Southern Union Panhandle Corp., a newly formed entity owned by Southern Union Company. Southern Union Panhandle Corp. purchased all of Panhandle's outstanding capital stock for approximately

$582 million in cash and 3 million shares of Southern Union Company common stock. Southern Union Panhandle Corp. also assumed approximately $1.166 billion in debt. In July 2003, Southern Union Company declared a 5% common stock dividend resulting in an additional 150,000 shares of common stock for CMS Gas Transmission. In October 2003, CMS Gas Transmission sold its 3.15 million shares to a private investor for $17.77 per share.

      In July 2003, CMS Gas Transmission completed the sale of CMS Field Services, Inc. to Cantera Natural Gas, Inc. for gross cash proceeds of approximately $113 million, subject to post closing adjustments, and a $50 million face value note of Cantera Natural Gas, Inc. The note is payable to CMS Energy for up to $50 million subject to the financial performance of the Fort Union and Bighorn natural gas gathering systems from 2004 through 2008.

      In August 2004, we sold our interests in a business located in Australia comprised of a pipeline, processing facilities and a gas storage facility in which we held a 100 percent ownership interest ("PARMELIA") and a pipeline business located in Australia in which we held a 39 percent ownership interest ("GOLDFIELDS") to Australian Pipeline Trust for approximately $204 million Australian (approximately $147 million in U.S. dollars).

      At December 31, 2003, CMS Gas Transmission had nominal processing capabilities of approximately 0.33 bcf per day of natural gas in Michigan. At December 31, 2003, CMS Gas Transmission had a total of 288 miles of gas gathering and transmission pipelines located in the State of Michigan, with a total capacity of approximately 0.95 bcf per day.

      Internationally, at December 31, 2003, CMS Gas Transmission had ownership interests in 5,517 miles of pipelines (including 988 miles from Goldfields and Parmelia sold in August 2004) in Argentina, Australia and Chile.

   Independent Power Production

      CMS Generation, formed in 1986, invests in, acquires, develops, constructs and operates non-utility power generation plants in the United States and abroad. In 2003, the independent power production business segment's operating revenue, which includes revenues from CMS Generation and CMS Operating, S.A., as well as from Consumers' interests in the MCV Facility and the MCV Partnership, was $204 million.

   Independent Power Production Properties

      As of December 31, 2003, we had ownership interests in operating power plants totaling 8,766 gross MW (including 2,000 gross MW from Loy Yang that was sold in April 2004) (4,149 net MW). At December 31, 2003, additional plants totaling approximately 1,784 gross MW (420 net MW) were under construction or in advanced stages of development. These plants include the Shuweihat power plant, which is under construction in the United Arab Emirates, and the Saudi Petrochemical Company power plant, which is under construction and is located in the Kingdom of Saudi Arabia. We believe that the independent power production business unit will continue to optimize the operations and management of its remaining portfolio of assets in order to contribute to CMS Energy's earnings and to maintain its reputation for solid performance in the construction and operation of power plants.

      The following table details our interests in independent power plants in the United States as well as abroad as of year-end 2003 (excluding the plants owned by CMS Operating, S.A. and CMS Electric and Gas Company and the MCV Facility, discussed further below, as well as Loy Yang that was sold in April 2004 (2,000 gross MW)):

                                                                                                   PERCENTAGE OF
                                                                                                  GROSS CAPACITY
                                                                             OWNERSHIP    GROSS   UNDER LONG-TERM
                                                                             INTEREST   CAPACITY     CONTRACT
LOCATION                                                        FUEL TYPE       (%)       (MW)          (%)
--------                                                      ------------   ---------  --------  ---------------
California..................................................  Wood               37.8        36           100
Connecticut.................................................  Scrap tire          100        31           100
Michigan....................................................  Coal                 50        70           100
Michigan....................................................  Natural gas         100       710            85
Michigan....................................................  Natural gas         100       224             0
Michigan....................................................  Wood                 50        40           100
Michigan....................................................  Wood                 50        38           100
New York....................................................  Hydro               0.3        14           100
North Carolina..............................................  Wood                 50        50           100
Oklahoma....................................................  Natural gas         8.8       124           100
                                                                                          -----
  DOMESTIC TOTAL............................................                              1,337

Argentina...................................................  Hydro              17.2     1,320            20(a)
Chile.......................................................  Natural gas          50       720           100(b)
Ghana.......................................................  Crude oil            90       224           100
India.......................................................  Coal                 50       250           100
India.......................................................  Natural gas        33.2       235           100
Jamaica.....................................................  Diesel             42.3        63           100
Latin America...............................................  Various         Various       484            51
Morocco.....................................................  Coal                 50     1,356           100
United Arab Emirates........................................  Natural gas          40       777           100
                                                                                          -----
  INTERNATIONAL TOTAL.......................................                              5,429
TOTAL DOMESTIC AND INTERNATIONAL............................                              6,766
                                                                                          =====
PROJECTS UNDER CONSTRUCTION/ ADVANCED DEVELOPMENT...........                              1,784

----------
(a) El Chocon is primarily on a spot market basis, however, it has a high dispatch rate due to low cost.

(b) Atacama is not allowed to sell more than 440 MW to the grid. 100% of the 440 MW is under contract.

      Through a CMS International Ventures, LLC subsidiary called CMS Operating, S.R.L., we own a 128 MW natural gas power plant, and a 92.6% ownership interest in a 540 MW natural gas power plant, each in Argentina. Through CMS Electric and Gas Company, we have an 86% ownership interest in 287 MW of gas turbine and diesel generating capacity in Venezuela. Through CMS Midland, Inc., Consumers owns a 49% interest in the MCV Partnership and, through a trust, a 35% indirect beneficial interest in the MCV Facility. The MCV Partnership was formed in January 1987 to convert a portion of an abandoned Midland County, Michigan nuclear plant owned by Consumers into the MCV Facility. The MCV Facility has a net electrical generating capacity of approximately 1,500 MW.

   Oil and Gas Exploration and Production

      CMS Energy used to own an oil and gas exploration and production company. In October 2002, CMS Energy completed its exit from the oil and gas exploration and production business.

   International Energy Distribution

      CMS Energy's international energy distribution business involves Sistemo Electrico del Estado Nueva Esparta, C.A. in Venezuela and Companhia Paulista de Energia Electrica in Brazil.

   Energy Resource Management

      In 2003, CMS ERM moved its headquarters from Houston, Texas to Jackson, Michigan. In February 2004, CMS ERM changed its name from CMS Marketing, Services and Trading Company to CMS ERM. CMS ERM has reduced its business focus and in the future will concentrate on the purchase and sale of energy commodities in support of CMS Energy's generating facilities. CMS ERM previously provided gas, oil, and electric marketing, risk management and energy management services to industrial, commercial, utility and municipal energy users throughout the United States. In January 2003, CMS ERM closed the sale of a major portion of its wholesale natural gas trading book to Sempra Energy Trading Corp. The cash proceeds were approximately $17 million. In April 2003, CMS ERM sold its wholesale electric power business to Constellation Power Source, Inc. Also in April 2003, CMS ERM sold the federal business of CMS Viron, its energy management service provider, to Pepco Energy Services, Inc. In July 2003, CMS ERM sold CMS Viron's non-federal business to Chevron Energy Solutions Company, a division of Chevron U.S.A. Inc. In 2003, CMS ERM marketed approximately 85 bcf of natural gas and 5,314 gWh of electricity. Its operating revenue was $711 million in 2003, $4.137 billion in 2002 and $3.616 billion in 2001.

                       DESCRIPTION OF THE PREFERRED STOCK

GENERAL

      Under our Articles of Incorporation, our Board of Directors is authorized, without further stockholder action, to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions or certificate of designation providing therefor. Please read "Description of our Capital Stock." We currently have outstanding 5,000,000 shares of Preferred Stock. Terms defined in this section "Description of the Preferred Stock" will only apply to this section.

      The Preferred Stock and any of our common stock issued upon the conversion of the Preferred Stock is fully paid and nonassessable. Holders of Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of CMS Energy of any class. The transfer agent, registrar, conversion and dividend disbursing agent for shares of both the Preferred Stock and our common stock is CMS Energy.

      The Preferred Stock is subject to mandatory conversion, as described below in "Mandatory Conversion," but is not redeemable by us.

      The statements herein concerning the Preferred Stock are a summary of certain provisions of the certificate of designation. They make use of defined terms that are defined in the certificate of designation. A copy of the certificate of designation and the form of Preferred Stock share certificate are available upon request from us at the address set forth under "Where You Can Find More Information." The following summary of the terms of Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation, which is incorporated herein by this reference.

REGISTRATION, TRANSFER AND EXCHANGE

      The Preferred Stock was issued in the form of one or more global securities as described under "Book-Entry System." The global Preferred Stock certificate will be registered in the name of the nominee of DTC. Except as described under "Book-Entry System," owners of beneficial interests in the global Preferred Stock certificates are not be entitled to have shares of Preferred Stock registered in their names, will not receive nor be entitled to receive physical delivery of any such shares of Preferred Stock and are not considered the registered holder thereof.

RANKING

      The Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

      - senior to all classes of our common stock and each other class of capital stock or series of preferred stock established after the original issue date of the Preferred Stock (which we will refer to as the "ISSUE DATE"), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as "JUNIOR STOCK");

      - on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as "PARITY STOCK");

      - junior to all our existing and future liabilities and obligations, whether or not for borrowed money; and

      - effectively junior to all of our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.

      While any shares of Preferred Stock are outstanding, we may not authorize or issue any class or series of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we will shall refer to collectively as "SENIOR STOCK") (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of all of the outstanding shares of Preferred Stock. Without the consent of any holder of Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of, Parity Stock or Junior Stock. See "Voting Rights" below.

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

LIQUIDATION PREFERENCE

      In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $50.00 per share of Preferred Stock, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Preferred Stock and all Parity Stock are not paid in full, the holders of the Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be a voluntary or involuntary liquidation, winding-up or dissolution.

      The certificate of designation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Preferred Stock even though it is substantially in excess of the par value thereof.

DIVIDENDS

      Holders of shares of Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 4.50% per share on the liquidation preference thereof of $50.00 per share of Preferred Stock (equivalent to $2.25 per annum per share). Dividends on the Preferred Stock are payable quarterly on March 1, June 1, September 1 and December 1 of each year (each, a "DIVIDEND PAYMENT DATE"), commencing March 1, 2005, at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid on the Old Preferred Stock or, if no dividends have been paid, from the Issue Date of the Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding February 15, May 15, August 15 and November 15 (each, a "RECORD DATE"). Accumulated unpaid dividends accrue and cumulate at the annual rate of 4.50% and are payable in the manner provided herein. Dividends payable on the Preferred Stock including for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

      No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum has been set apart for the payment of such dividend, upon all outstanding shares of Preferred Stock.

      No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid on, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Preferred Stock and any Parity Stock, dividends may be declared and paid on the Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

      Our ability to declare and pay dividends may be limited by applicable Michigan law.

      In any case where any dividend payment date or conversion date (including upon the occurrence of a Fundamental Change) of any Preferred Stock shall not be a Business Day at any place of payment, then payment of dividends (and additional dividends, if any) need not be made on such date, but may be made on the next succeeding Business Day at such place of payment with the same force and effect as if made on the dividend payment date or conversion date (including upon the occurrence of a Fundamental Change); and no dividends shall accumulate on the amount so payable for the period from and after such dividend payment date or conversion date, as the case may be, to such Business Day. "BUSINESS DAY" means a day on which banking institutions in New York, New York or Detroit, Michigan are not authorized or required by law or regulation to close.

VOTING RIGHTS

      The holders of the Preferred Stock have no voting rights except as set forth below or as otherwise required by our Articles of Incorporation, which will include the certificate of designation, or by Michigan law from time to time.

      If dividends on the Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors unless it is comprised of fewer than six directors at such time, in which case such holders will be entitled to elect one additional director. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Preferred Stock has been paid in full.

      In addition, the affirmative vote or consent of holders of all of the outstanding Preferred Stock will be required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and for amendments to our Articles of Incorporation that would affect adversely the rights of holders of the Preferred Stock. The certificate of designation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the Preferred Stock, and will not be deemed to affect adversely the rights of the holders of the Preferred Stock.

      In all cases in which the holders of Preferred Stock shall be entitled to vote, each share of Preferred Stock shall be entitled to one vote.

CONVERSION RIGHTS

      Subject to the conditions and during the periods and under the circumstances described below, holders may convert each share of their Preferred Stock into cash and shares of our common stock initially at a conversion rate of
5.0541 shares of common stock per share of Preferred Stock (equivalent to an initial conversion price of $9.893 per share of common stock). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "APPLICABLE CONVERSION RATE" and the "APPLICABLE CONVERSION PRICE," respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder's Preferred Stock so long as the Preferred Stock converted is an integral multiple of the $50.00 liquidation preference.

      GENERAL. Subject to certain exceptions described below under "Conversion Upon Satisfaction of Trading Price Condition" and "Conversion Upon Specified Corporate Transactions", once the Preferred Stock is tendered for conversion, holders tendering the Preferred Stock will be entitled to receive, per $50.00 liquidation preference of the Preferred Stock, cash and shares of our common stock, the aggregate value of which (the "CONVERSION VALUE") will be equal to the product of:

            (1)   the applicable conversion rate then in effect; and

            (2) the average of the common stock prices for the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits, stock dividends and similar events) beginning on the second trading day immediately following the day the Preferred Stock is tendered for conversion (the "TEN DAY AVERAGE CLOSING STOCK PRICE").

      Subject to certain exceptions described below and under "Conversion Upon Satisfaction of Trading Price Condition" and "Conversion Upon Specified Corporate Transactions," we will deliver the conversion value of the Preferred Stock surrendered for conversion to converting holders as follows:

            (1) an amount in cash (the "PRINCIPAL RETURN") equal to the lesser of (a) the aggregate conversion value of the Preferred Stock to be converted and (b) the aggregate liquidation preference of $50.00 per share of Preferred Stock to be converted;

            (2) if the aggregate conversion value of the Preferred Stock to be converted is greater than the principal return, an amount in whole shares (the "NET SHARES"), determined as set forth below, equal to such aggregate conversion value less the principal return (the "NET SHARE AMOUNT"); and

            (3) an amount in cash in lieu of any fractional shares of common stock.

      The number of net shares to be paid will be determined by dividing the net share amount by the ten day average closing stock price. The cash payment for fractional shares also will be based on the ten day average closing stock price.

      The conversion value, principal return, net share amount and the number of net shares will be determined by us at the end of the ten consecutive trading day period beginning on the second trading day immediately following the day the Preferred Stock is tendered for conversion (the "DETERMINATION DATE").

      We will pay the principal return and cash in lieu of fractional shares and deliver the net shares, if any, as promptly as practicable after the determination date, but in no event later than five Business Days thereafter.

      Except as otherwise described below, holders will not receive any payment (in cash or check, referred to as a "CASH PAYMENT") representing accumulated and unpaid dividends upon conversion of a share of Preferred Stock and we will not adjust the applicable conversion rate to account for accumulated and unpaid dividends. Delivery of the principal return, net shares and cash in lieu of fractional shares will be deemed to satisfy our obligation to pay the liquidation preference of $50.00 per share of Preferred Stock, including accumulated and unpaid dividends, if any. Accumulated and unpaid dividends will be deemed canceled, extinguished or forfeited rather than paid in full. CMS Energy will act as the conversion agent. Notwithstanding conversion of any Preferred Stock, the holders of the Preferred Stock and any common stock issuable upon conversion thereof will continue to be entitled to receive additional dividends in accordance with the registration rights agreement.

      If a holder converts Preferred Stock, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

      If a holder wishes to exercise its conversion right, such holder must deliver a conversion notice, together, if the Preferred Stock is in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder's behalf, convert the shares of Preferred Stock into cash and shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. The conversion value will be paid in cash and a certificate for the number of full shares representing net shares, if any, together with any cash payment for fractional shares. Such conversion value will be delivered through the conversion agent as soon as practicable, but no later than the fifth Business Day, following the conversion date.

      If a holder has already delivered a purchase notice as described under "Fundamental Change Requires Purchase of the Preferred Stock by Us at the Option of the Holder" with respect to Preferred Stock, however, the holder may not surrender those shares of Preferred Stock for conversion until the holder has withdrawn the purchase notice in accordance with the certificate of designation.

      Holders of the Preferred Stock at the close of business on a record date will receive dividends, payable on the corresponding dividend payment date notwithstanding the conversion of such Preferred Stock at any time after the close of business on such record date. Preferred Stock surrendered for conversion by a holder during the period from the close of business on any record date to the opening of business on the immediately following dividend payment date must be accompanied by payment of an amount equal to the dividends that the holder is to receive on the Preferred Stock; provided, however, that no such payment need be made if:

      - we have specified a Mandatory Conversion Date that is after a record date and on or prior to the immediately following dividend payment date;

      - we have specified a purchase date following a Fundamental Change that is during such period; or

      - any accumulated and unpaid dividend exists at the time of conversion with respect to such Preferred Stock to the extent of such accumulated and unpaid dividend.

      Holders may surrender their shares of Preferred Stock for conversion into cash and shares of our common stock only in the circumstances described below. For a discussion of the federal income tax consequences of a conversion of the Preferred Stock into cash and our common stock, see "Material United States Federal Income Tax Considerations."

      CONVERSION UPON SATISFACTION OF SALE PRICE CONDITION. A holder may surrender any of its shares of Preferred Stock for conversion into cash and shares of our common stock in any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price of the Preferred Stock on such last trading day.

      CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS. If we elect to:

      - distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

      - distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our Board of Directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the Preferred Stock at least 20 Business Days prior to the ex-dividend date (as defined herein) for such distribution. Once we have given such notice, holders may surrender their Preferred Stock for conversion at any time until the earlier of the close of business on the Business Day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the Preferred Stock is not otherwise convertible at such time; provided, however, that a holder may not exercise this right to convert if the holder may participate in the distribution without conversion. The "EX-DIVIDEND DATE" is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender Preferred Stock for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then, at the effective time of the transaction, the right to convert Preferred Stock into cash and shares of our common stock will be changed into a right to convert Preferred Stock into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its Preferred Stock immediately prior to the transaction. If the transaction also constitutes a Fundamental Change, a holder can require us to purchase all or a portion of its Preferred Stock as described below under "Fundamental Change Requires Purchase of Preferred Stock by Us at the Option of the Holder."

      CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION. A holder may convert its Preferred Stock into cash and shares of our common stock during the five Business Days immediately following any 10 consecutive trading-day period in which the trading price per share of Preferred Stock (as determined following a request by a holder of Preferred Stock in accordance with the procedures described below) for each day of that period was less than 95% of the product of the closing sale price of our common stock and the then applicable conversion rate of Preferred Stock; provided, however, a holder may not convert its Preferred Stock if the average closing sale price of our common stock for such 10 consecutive trading-day period was between the then applicable conversion price of the Preferred Stock and 120% of the then applicable conversion price of the Preferred Stock.

      The "TRADING PRICE" of the Preferred Stock on any date of determination means the average of the secondary market bid quotations per share of Preferred Stock obtained by the conversion agent for $5,000,000 liquidation preference of the Preferred Stock at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if three such bids cannot reasonably be obtained by the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5,000,000 liquidation preference of the Preferred Stock from a nationally recognized securities dealer, then the trading price per share of the Preferred Stock will be deemed to be less than 95% of the product of the sale price of our common stock and the then applicable conversion rate.

      In connection with any conversion upon satisfaction of the above trading price condition, the conversion agent shall have no obligation to determine the trading price of the Preferred Stock unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per share of the Preferred Stock would be less than 95% of the product of the sale price of our common stock and the then applicable conversion rate, at which time, we shall instruct the conversion agent to determine the trading price of the Preferred Stock beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the sale price of our common stock and the then applicable conversion rate.

      CONVERSION RATE ADJUSTMENTS. The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

            (1) the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock or our other capital stock;

            (2) the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market-trading price on the record date for the determination of shareholders entitled to receive the rights or warrants;

            (3) subdivisions, combinations or certain reclassifications of our common stock;

            (4) distributions to all holders of our common stock of our assets, debt securities or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause
      (1) or (2) above and (B) any dividend or distribution paid exclusively in cash). In cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to shareholders equals or exceeds the market price of our common stock on the record date for the determination of shareholders entitled to receive such distribution, or (b) the market price of our common stock on the record date for determining the shareholders entitled to receive the distribution exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that the holder would have received if the holder had converted the holder's Preferred Stock immediately prior to the record date for determining the shareholders entitled to receive the distribution;

            (5) we declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock. If we declare such a cash dividend or cash distribution, the applicable conversion rate shall be increased to equal the number determined by multiplying the applicable conversion rate in effect immediately prior to the record date for such dividend or distribution by the following fraction:

                            (pre-dividend sale price)
             (pre-dividend sale price - dividend adjustment amount)

      provided that if the denominator of the foregoing fraction is less than $1.00 (including a negative amount), then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of Preferred Stock shall have the right to receive upon conversion, in addition to the cash and shares of common stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its Preferred Stock solely into shares of our common stock at the then applicable conversion rate immediately prior to the record date for such cash dividend or cash distribution. "PRE-DIVIDEND SALE PRICE" means the average of the last reported sale price of our common stock price for the five consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. "DIVIDEND ADJUSTMENT AMOUNT" means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock; and

            (6) (A) other all-cash distributions other than dividends and distributions covered by clause (5) above made during such quarterly fiscal period and (B) any cash and the fair market value, as of the expiration of the tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for shares of our common stock concluded during such quarterly fiscal period. The applicable conversion rate in such a case will be increased in accordance with the provision of clause (5) above.

      With respect to clause (4) above, in the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

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

      Notwithstanding the foregoing, in no event will the conversion rate exceed
6.5703 shares of common stock, which we refer to as the "MAXIMUM CONVERSION RATE," as a result of an adjustment pursuant to clauses (4) and (5) above.

      In addition to these adjustments, we may increase the applicable conversion rate as our Board of Directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the applicable conversion rate by any amount, temporarily or otherwise, for any period of at least 20 days if our Board of Directors has determined that such increase would be in our best interests. If our Board of Directors makes such a determination, it will be conclusive. We will give holders of Preferred Stock at least 15 days' notice of such an increase in the applicable conversion rate.

      As used in this prospectus, "MARKET PRICE" means the average of the last reported sale price per share of our common stock for the 20 trading day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable date of determination, of any event that would result in an adjustment of the applicable conversion rate under the certificate of designation.

      No adjustment to the applicable conversion rate or the ability of a holder of Preferred Stock to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

      The applicable conversion rate will not be adjusted:

      - upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

      - upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

      - upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the Preferred Stock was first issued;

      -     for a change in the par value of the common stock; or

      - for accumulated and unpaid dividends on the Preferred Stock, including additional dividends, if any.

      Holders will receive, upon conversion of the Preferred Stock, in addition to cash and common stock, rights under any rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged.

      No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

      No adjustment in the conversion price or conversion rate need be made for a merger or consolidation if holders are to participate in the transaction on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of our common stock participate in the transaction; provided, that the basis on which the holders are to participate in the transaction shall not be deemed to be fair if it would require the conversion of Preferred Stock at any time prior to the expiration of the conversion period specified for such Preferred Stock.

      ADJUSTMENT TO CONVERSION RATE UPON THE OCCURRENCE OF A CASH TAKE-OVER TRANSACTION

      Until December 5, 2008, if you elect to convert Preferred Stock in connection with a corporate transaction as described under " -- Conversion Upon Specified Corporate Transactions" that constitutes a Fundamental Change as defined under " -- Fundamental Change

Requires Purchase of Preferred Stock by Us at the Option of the Holder" (other than a Fundamental Change relating to the composition of our Board of Directors) and 10% or more of the fair market value of the consideration for the shares of our common stock in the corporate transaction consists of (i) cash, (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the applicable conversion rate for the Preferred Stock surrendered for conversion, which will increase the number of shares of our common stock issuable upon conversion (the "ADDITIONAL SHARES") as described below.

      The number of additional shares will be determined by reference to the table below, based on the date on which the corporate transaction becomes effective (the "EFFECTIVE DATE") and the share price (the "SHARE PRICE") paid per share of our common stock in the corporate transaction. If holders of shares of our common stock receive only cash in the corporate transaction, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale prices of our common stock on the five trading days prior to but not including the effective date of the corporate transaction.

      The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the applicable conversion rate of the Preferred Stock is adjusted, as described above under " -- Conversion Rate Adjustments." The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to such adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate so adjusted. The number of additional shares will be adjusted in the same manner as the applicable conversion rate as set forth above under " -- Conversion Rate Adjustments."

      The following table sets forth the hypothetical share price and number of additional shares to be received per liquidation preference of $50.00 per share of Preferred Stock:

                                                                   SHARE PRICE
                  =================================================================================================================
EFFECTIVE DATE    $7.61  $8.00  $9.00  $10.00  $11.00 $12.00  $13.00  $14.00  $15.00  $20.00  $25.00  $30.00  $35.00  $40.00 $50.00
----------------  -----  -----  -----  ------  ------ ------  ------  ------  ------  ------  ------  ------  ------  ------ ------
November 9, 2004   1.52   1.52   1.42   1.20     1.02   0.88    0.79    0.70    0.63    0.39    0.27    0.20    0.15    0.12   0.00
December 5, 2005   1.52   1.52   1.33   1.11     0.93   0.79    0.71    0.61    0.55    0.33    0.23    0.17    0.13    0.10   0.00
December 5, 2006   1.52   1.52   1.23   1.00     0.82   0.69    0.62    0.52    0.47    0.27    0.18    0.13    0.10    0.08   0.00
December 5, 2007   1.52   1.43   1.12   0.89     0.70   0.57    0.50    0.41    0.34    0.19    0.12    0.09    0.07    0.05   0.00
December 5, 2008   1.52   1.36   1.03   0.77     0.57   0.43    0.37    0.27    0.20    0.10    0.06    0.05    0.04    0.03   0.00

      The share prices and additional share amounts set forth above are based upon an initial conversion rate per share of 5.0541 per liquidation preference of $50.00 per share of Preferred Stock.

      The exact share prices and effective dates may not be set forth in the table above, in which case:

      - If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

      - If the share price is equal to or in excess of $50.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

      - If the share price is less than $7.61 per share (subject to adjustment), no additional shares will be issued upon conversion.

      Notwithstanding the foregoing, any adjustment to the applicable conversion rate relating to the issuance of additional shares as described in this section will not exceed the maximum conversion rate.

CONVERSION AFTER A PUBLIC ACQUIRER CHANGE OF CONTROL

      Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of increasing the applicable conversion rate by additional shares of our common stock as described above in " -- Adjustment to Conversion Rate upon the Occurrence of a Cash Take-Over Transaction," elect to adjust the applicable conversion rate and related conversion obligation such that upon conversion we will deliver cash and a number of shares of the public acquirer's common stock (as defined below). Such adjustment will be permanent although your right to convert the Preferred Stock will still be subject to the satisfaction of the conditions to conversion described under " -- Conversion Rights" above.

      The applicable conversion rate will be adjusted by a fraction calculated by dividing the average price of our common stock by the average price of the public acquirer's common stock.

      The average price of our common stock will be calculated based on the closing sale price for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control. The public acquirer's common stock will be calculated based on the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

      A "PUBLIC ACQUIRER CHANGE OF CONTROL" means any event constituting a cash take-over transaction that would otherwise obligate us to increase the conversion rate as described above under " -- Adjustment to Conversion Rate upon the Occurrence of a Cash Take-Over Transaction" and the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the NASDAQ National Market or which will be so traded or quoted when issued or exchanged in connection with such cash take-over transaction (the "PUBLIC ACQUIRER COMMON STOCK"). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have "public acquirer common stock" if a parent corporation that directly or indirectly wholly owns the acquirer, has a class of common stock satisfying the foregoing requirement and that parent corporation provides a guarantee to the Preferred Stock; in such case, all reference to "public acquirer common stock "shall refer to such class of common stock.

      We are required to notify holders of Preferred Stock of our election in our notice of such transaction which notice shall be made five Business Days prior to the effective date of such public acquirer change of control. As described under " -- Conversion Upon Specified Corporate Transactions" above, you may convert your Preferred Stock into cash and our common stock if we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities during the period specified therein. In addition, a holder of Preferred Stock can also, subject to certain conditions, require us to repurchase all or a portion of their Preferred Stock as described under " -- Fundamental Change Requires Purchase of Preferred Stock by Us at the Option of the Holder."

MANDATORY CONVERSION

      At any time on or after December 5, 2008, we may, at our option, cause the Preferred Stock to be automatically converted into cash and shares of our common stock. The conversion value a holder will receive upon mandatory conversion will be calculated in the manner set forth above under "Conversion Rights -- General." We may exercise this right only if the closing price of our common stock equals or exceeds 130% of the then applicable conversion price of the Preferred Stock for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

      To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to holders of Preferred Stock (not more than four Business Days after the date of the press release) of the mandatory conversion announcing our intention to convert the Preferred Stock. The conversion date will be a date selected by us (which we will refer to as the "MANDATORY CONVERSION DATE") and will be no more than five days after the date on which we issue such press release.

      In addition to any information required by applicable law or regulation, the press release and notice of mandatory conversion shall state, as appropriate:

      -     the Mandatory Conversion Date;

      - the conversion value including the number of shares of net shares of common stock to be issued upon conversion of each share of Preferred Stock;

      -     the number of shares of Preferred Stock to be converted; and

      - that dividends on the Preferred Stock to be converted will cease to accumulate on the Mandatory Conversion Date.

      On and after the Mandatory Conversion Date, dividends will cease to accumulate on the Preferred Stock called for a mandatory conversion and all rights of holders of such Preferred Stock will terminate except for the right to receive the cash and shares of common stock issuable upon conversion thereof. The dividend payment with respect to a share of Preferred Stock called for a mandatory conversion on a date during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date if such share has been converted after such record date and prior to such dividend payment date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Preferred Stock for accumulated and unpaid dividends or for dividends with respect to our common stock issued upon such conversion.

      We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid in cash.

      In addition to the mandatory conversion provision described above, if there are less than 250,000 shares of Preferred Stock outstanding, we may, at any time on or after December 5, 2008, at our option, cause the Preferred Stock to be automatically converted into cash and our common stock in accordance with the provisions of "Conversion Rights -- General," above.

FUNDAMENTAL CHANGE REQUIRES PURCHASE OF PREFERRED STOCK BY US AT THE OPTION OF THE HOLDER

      Holders will have the right, at their option, subject to the terms of the certificate of designation, to require us to purchase any or all of their Preferred Stock for cash on a date selected by CMS Energy that is no earlier than 60 days nor later than 90 days (the "FUNDAMENTAL CHANGE PURCHASE DATE") after the mailing of written notice by CMS Energy of the occurrence of such Fundamental Change. The cash price we are required to pay is equal to 100% of the liquidation preference of the Preferred Stock to be purchased plus accumulated and unpaid dividends, including additional dividends, if any, to the Fundamental Change purchase date (the "FUNDAMENTAL CHANGE PURCHASE PRICE"). For a discussion of the United States federal income tax treatment of a holder receiving cash, see "Material United States Federal Income Tax Considerations."

      A "FUNDAMENTAL CHANGE" will be deemed to have occurred at the time after the Preferred Stock is originally issued that any of the following occurs:

            (1) our common stock or other capital stock into which the Preferred Stock is convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States;

            (2) a "person" or "group" within the meaning of Section 13(d) of the Exchange Act, other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors;

            (3) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have, directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change; or

            (4) continuing directors (as defined herein) cease to constitute at least a majority of our Board of Directors.

      A Fundamental Change will not be deemed to have occurred in respect of any of the foregoing, however, if either:

            (1) the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof equals or exceeds 105% of the applicable conversion price of the Preferred Stock in effect immediately before the Fundamental Change or the public announcement thereof; or

            (2) at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as "PUBLICLY TRADED SECURITIES") and as a result of this transaction or transactions the Preferred Stock becomes convertible into such publicly traded securities, excluding cash payments for fractional shares.

      For purposes of the above paragraph, the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

      "CONTINUING DIRECTOR" means a director who either was a member of our Board of Directors on November 9, 2004 or who becomes a member of our Board of Directors subsequent to that date and whose appointment, election or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our Board of Directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the Board of Directors in which such individual is named as nominee for director.

      Within 30 days after the occurrence of the Fundamental Change, CMS Energy is obligated to mail to each holder of shares of Preferred Stock a notice regarding the Fundamental Change, which notice shall state, among other things:

      - that a Fundamental Change has occurred, the date of such occurrence and that each such holder has the right to require CMS Energy to repurchase all or any part of such holder's Preferred Stock at the Fundamental Change purchase price;

      -     the Fundamental Change purchase price;

      -     the Fundamental Change purchase date;

      -     the name and address of the paying agent and the conversion agent;

      - the procedures that holders must follow to cause the Preferred Stock to be repurchased;

      -     the last date on which a holder may exercise its purchase right;

      - that the Preferred Stock with respect to which a Fundamental Change purchase notice (as defined herein) has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the certificate of designation; and

      - the applicable conversion rate and any adjustments to the applicable conversion rate.

      To exercise this right, a holder must deliver a written notice (the "FUNDAMENTAL CHANGE PURCHASE NOTICE"), along with the Preferred Stock to be purchased, duly endorsed for transfer, to the paying agent at its office in Jackson, Michigan, or any other office of the paying agent maintained for such purposes, not later than 30 days prior to the Fundamental Change purchase date. The Fundamental Change purchase notice shall state:

      - the Preferred Stock to be repurchased, which must be $50.00 or an integral multiple thereof;

      - that such Preferred Stock is to be repurchased by CMS Energy pursuant to the applicable Fundamental Change provisions of the certificate of designation; and

      - unless the Preferred Stock is represented by one or more global securities, the certificate numbers of the Preferred Stock to be repurchased.

      If the Preferred Stock is not in certificated form, the Fundamental Change purchase notice must comply with appropriate DTC procedures.

      Holders may withdraw any Fundamental Change purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Business Day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

      -     the number of shares of the withdrawn Preferred Stock;

      - if certificated Preferred Stock has been issued, the certificate numbers of the withdrawn shares of Preferred Stock; and

      - the number of shares of Preferred Stock, if any, which remain subject to the purchase notice.

      If the Preferred Stock is not in certificated form, the notice of withdrawal must comply with appropriate DTC procedures.

      Payment of the Fundamental Change purchase price for shares of Preferred Stock in registered, certificated form ("CERTIFICATED PREFERRED STOCK") for which a Fundamental Change purchase notice has been delivered and not withdrawn is conditioned upon delivery of such Certificated Preferred Stock (together with necessary endorsements) to the paying agent at its office in Jackson, Michigan, or any other office of the paying agent maintained for such purpose, at any time (whether prior to, on or after the Fundamental Change purchase date) after the delivery of such Fundamental Change purchase notice. Payment of the Fundamental Change purchase price for such Certificated Preferred Stock will be made promptly following the later of the Fundamental Change purchase date or the time of delivery of such Certificated Preferred Stock.

      If the paying agent holds, in accordance with the terms of the certificate of designation, money sufficient to pay the Fundamental Change purchase price of shares of Preferred Stock on the Business Day following the Fundamental Change purchase date for such Preferred Stock, then, on and after such date, dividends on such Preferred Stock (including additional dividends, if any,) will cease to accumulate, whether or not such Preferred Stock is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the Fundamental Change purchase price upon delivery of such Preferred Stock).

      The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of Preferred Stock to require us to purchase its shares of Preferred Stock as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

      If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See "Risk Factors" under the caption "Risks Related to the Preferred Stock -- We may not have the ability to raise the funds necessary to pay the cash component upon a conversion of the Preferred Stock or purchase the Preferred Stock upon a Fundamental Change."

      The certificate of designation requires CMS Energy to comply with the provisions of Regulation 14E and any other tender offer rules under the Exchange Act which may then be applicable in connection with any offer by CMS Energy to purchase Preferred Stock at the option of the holder upon a Fundamental Change.

      The Fundamental Change purchase feature of the Preferred Stock may in certain circumstances make more difficult or discourage a takeover of CMS Energy and, thus, the removal of incumbent management. The Fundamental Change purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a term contained in many similar preferred stock offerings and the terms of such feature result from negotiations between CMS Energy and the initial purchasers. Management has no present intention to propose any anti-takeover measures although it is possible that CMS Energy could decide to do so in the future.

      The definition of Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the Preferred Stock upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

      In addition, CMS Energy's ability to repurchase Preferred Stock may be limited by its financial resources.

CONSOLIDATION, MERGER AND SALE OF ASSETS

      The certificate of designation provides that we may, without the consent of the holders of any of the outstanding Preferred Stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all our assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, us; provided, however, that: (a) the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof; (b) the shares of Preferred Stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, as the Preferred Stock had immediately prior to such transaction; and (c) certain procedural conditions are met.

      Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made will succeed to, and be substituted for, and may exercise every right and power of, ours under the shares of Preferred Stock, and, thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Preferred Stock. Notwithstanding the foregoing provisions, such a transaction may constitute a Fundamental Change as described in "Fundamental Change Requires Purchase of Preferred Stock by Us at the Option of the Holder."

THE CONVERSION AND PAYING AGENT

      CMS Energy is the paying agent and conversion agent under the certificate of designation for the Preferred Stock.

CALCULATIONS IN RESPECT OF THE PREFERRED STOCK

      We will be responsible for making all calculations called for under the Preferred Stock. These calculations include, but are not limited to, determinations of the market prices of our common stock, accumulated dividends payable on the Preferred Stock the conversion rate and the conversion price of the Preferred Stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of Preferred Stock. We will provide a schedule of our calculations to the conversion agent, and the conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. We will forward our calculations to any holder of Preferred Stock upon the request of that holder.

GOVERNING LAW

      The certificate of designation and the Preferred Stock will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply.

BOOK-ENTRY SYSTEM

      The Preferred Stock is represented by one or more global securities. Each global security is deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under circumstances described below, the Preferred Stock will not be issued in definitive form.

      The following is based upon information furnished by DTC:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("PARTICIPANTS") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants ("DIRECT PARTICIPANTS") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Investors who purchase Preferred Stock in offshore transactions in reliance on Regulation S under the Securities Act may hold their interest in a global security directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("EUROCLEAR"), and Clearstream Banking, societe anonyme ("CLEARSTREAM"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global securities on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global securities in customers' securities accounts in the depositaries' names on the books of DTC.

      Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons with the respective number of shares of Preferred Stock represented by the global security. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

      So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Preferred Stock represented by that global security for all purposes. Except as provided below, owners of beneficial interests in a global security will not be entitled to have Preferred Stock represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of Preferred Stock in definitive form and will not be considered the owners or holders thereof. Dividend and any other payments, if any, on Preferred Stock registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, any paying agent or the security registrar for the Preferred Stock will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of dividends, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the number of shares of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

      Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      Unless and until they are exchanged in whole or in part for Preferred Stock in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global securities from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global securities settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received by Euroclear or Clearstream as a result of sales of interests in the global securities by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

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      If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue Preferred Stock in definitive form in exchange for the global securities relating to the Preferred Stock. In addition, we may at any time and in our sole discretion determine not to have the Preferred Stock or portions of the Preferred Stock represented by one or more global securities and, in that event, will issue individual shares of Preferred Stock in exchange for the global security or securities representing the Preferred Stock. Further, if we so specify with respect to any Preferred Stock, an owner of a beneficial interest in a global security representing the Preferred Stock may, on terms acceptable to us and the depositary for the global security, receive individual shares of Preferred Stock in exchange for the beneficial interest. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of shares of Preferred Stock represented by the global security equal in number of shares to the beneficial interest, and to have the shares of Preferred Stock registered in its name. Preferred Stock so issued in definitive form will be issued as registered Preferred Stock in denominations of $50.00 and integral multiples thereof, unless otherwise specified by us.

                               REGISTRATION RIGHTS

      The following description of the material provisions of a registration rights agreement that was entered into in connection with the issuance of the Old Preferred Stock is a summary only. Because this section is a summary, it does not describe every aspect of the registration rights agreement. This summary is subject to and qualified in its entirety by reference to all the provisions of the registration rights agreement, a copy of which will be made available to holders of the Preferred Stock upon request to us.

      We have granted holders of the Preferred Stock the registration rights given to holders of Old Preferred Stock provided in the registration rights agreement. Under this registration rights agreement, we agreed to, at our cost, use our reasonable best efforts to:

      - as soon as practicable after the time that we become eligible to file registration statements on Form S-3 under the Exchange Act but in any event within 11 months after the original issuance of the Old Preferred Stock (the "SHELF REGISTRATION FILING DATE"), file a shelf registration statement with the SEC covering resales of the Old Preferred Stock and the common stock issuable upon conversion thereof;

      - cause the shelf registration statement to be declared effective under the Securities Act no later than 120 days after the Shelf Registration Filing Date; and

      - keep the shelf registration statement effective after its effective date until the earliest to occur of the following:

            - all securities covered by the registration statement have been sold pursuant to an effective registration statement;

            - the date on which all registrable securities have been sold pursuant to Rule 144 under the Securities Act;

            - such time as there are no longer any registrable securities outstanding; and

            - the second anniversary of the last date of original issuance of the Old Preferred Stock.

      A shelf registration statement on Form S-3 under the Exchange Act regarding the Old Preferred Stock was filed with the SEC on September 24, 2004 which satisfied our obligation under the registration rights agreement to file a shelf registration statement with the SEC. Pursuant to the exchange offer whereby all of the outstanding shares of Old Preferred Stock were exchanged for shares of Preferred Stock we agreed to, at our cost, use our reasonable best efforts to:

      - amend the shelf registration statement to cover resales of Preferred Stock and any Old Preferred Stock that was not exchanged (or at our option file a new registration statement relating to either Old or Preferred Stock) and cause the shelf registration statement to be declared effective under the Securities Act no later than 120 days after the Shelf Registration Filing Date; and

      - keep the shelf registration statement effective after its effective date until the earliest to occur of the following:

            - all securities covered by the registration statement have been sold pursuant to an effective registration statement;

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

            - the date on which all registrable securities have been sold pursuant to Rule 144 under the Securities Act;

            - such time as there are no longer any registrable securities outstanding; and

            - the second anniversary of the last date of original issuance of the Old Preferred Stock.

      The shelf registration statement was declared effective on February 3, 2005 which satisfies our obligation to cause the shelf registration statement to be declared effective. We refer to the Preferred Stock and the common stock issuable upon conversion thereof as registrable securities. We will be permitted to suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods (not to exceed 45 consecutive days or an aggregate of 90 days in any consecutive 12-month period) in specified circumstances, without being required to pay additional dividends. We need not specify the nature of the event giving rise to a suspension in any notice to the holders of the Preferred Stock of the existence of a suspension.

      If:

      - after the effectiveness of the shelf registration statement, we fail to file a post-effective amendment, prospectus supplement or report with the SEC if required by applicable law within five business days after a holder provides us with the questionnaire referred to below, if such filing is necessary to enable the holder to deliver the prospectus to purchasers of such holder's registrable securities;

      - the registration statement ceases to be effective or fails to be usable without being succeeded within 30 days by a post-effective amendment, prospectus supplement or report filed with the SEC (other than as permitted in the preceding paragraph) pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

      - the aggregate duration of any suspension periods in any period exceeds the limits described above,

then, in each case, additional dividends will accumulate on the Preferred Stock, from and including the date on which any such registration default shall occur to, but excluding, the date on which the registration default has been cured, at the rate of 0.25% per year for the first 90 days following such date and at a rate of 0.50% per year thereafter. With respect to shares of common stock issued, if any, upon conversion of the Preferred Stock, additional dividends will accumulate on the then applicable conversion price from and including the date on which any such registration default shall occur to, but excluding, the date on which the registration default has been cured, at the rate of 0.25% per year for the first 90 days following such date and at a rate of 0.50% per year thereafter. Except as mentioned above, we will have no other liabilities for monetary damages with respect to our registration obligations. The receipt of additional dividends will be the sole monetary remedy available to a holder if we fail to meet these obligations.

      A holder who elects to sell any securities pursuant to the shelf registration statement:

      -     will be required to be named as a selling securityholder;

      -     will be required to deliver a prospectus to purchasers;

      - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

      - will be bound by the provisions of the registration rights agreement, which are applicable to the holder, including certain indemnification obligations.

      If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement (or new registration statement if required by applicable law) or supplement to the related prospectus or to any document incorporated by reference therein within five business days to permit the holder to deliver a prospectus to purchasers of registrable securities. Questionnaires were originally provided in the offering memorandum used in connection with the sale of the Old Preferred Stock and may be obtained from us upon request. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement (or new registration statement if required by applicable law) or supplement to the related prospectus or to any document incorporated by reference therein within five business days to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a

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

questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement. We will agree in the registration rights agreement to give notice to all holders of the Preferred Stock of the filing of the amendment to, and the effectiveness of, the shelf registration statement.

      Each share of Preferred Stock will contain a legend to the effect that the holder of the Preferred Stock, by its acceptance of the Preferred Stock, agrees to be bound by the provisions of the registration rights agreement. In that regard, if a holder receives notice from us of:

      (1) the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a registration statement or the qualification of the Preferred Stock or the common stock issuable upon conversion thereof to be offered or sold by any participating broker-dealer or the initiation of proceedings for that purpose; or

      (2) the happening of any event or the failure of any event to occur or the discovery of any facts which makes any statement made in a registration statement or related prospectus untrue in any material respect or which causes that registration statement or the related prospectus to omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which there were made, not misleading, the holder, or participating broker-dealer, as the case may be, will suspend the sale of Preferred Stock or the common stock issuable upon conversion thereof pursuant to that prospectus until we have either:

      - amended or supplemented the prospectus to correct the misstatement or omission and furnished copies of the amended or supplemented prospectus to the holder, or participating broker-dealer, as the case may be; or

      - given notice that the sale of the Preferred Stock or the common stock issuable upon conversion thereof may be resumed.

      The registration rights agreement is governed by, and construed in accordance with, the laws of the State of New York.

                        DESCRIPTION OF OUR CAPITAL STOCK

      The following summary of certain rights of the holders of CMS Energy capital stock does not purport to be complete and is qualified in its entirety by express reference to the Restated Articles of Incorporation of CMS Energy (the "ARTICLES OF INCORPORATION") and the By-Laws of CMS Energy, which are incorporated into this prospectus by reference. See "Where You Can Find More Information." A copy of the By-Laws has been previously filed with the SEC. The Articles of Incorporation are available on our website at http://www.cmsenergy.com.

      The authorized capital stock of CMS Energy consists of:

      - 350 million shares of CMS Energy Common Stock, par value $0.01 per share ("COMMON STOCK"); and

      - 10 million shares of CMS Energy Preferred Stock, par value $0.01 per share ("PREFERRED STOCK").

      As of January 28, 2005, we had 5,000,000 shares of 4.50% Cumulative Convertible Preferred Stock, Series B and 195,136,632 shares of common stock issued and outstanding.

COMMON STOCK

   DIVIDEND RIGHTS AND POLICY; RESTRICTIONS ON DIVIDENDS

      Dividends on the common stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of CMS Energy. Dividends are payable out of the assets of CMS Energy legally available therefore.

      In January 2003, the Board of Directors suspended the payment of common stock dividends.

      CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dependent

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

primarily upon the earnings of its subsidiaries (in particular, Consumers), borrowings and sales of equity. CMS Energy's ability to pay dividends on common stock, is dependent primarily upon the earnings and cash flows of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances and repayment of loans and advances from CMS Energy. Accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy (in particular, Consumers) and other factors. CMS Energy's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts on the capital stock of CMS Energy or to make any funds available therefor, whether by dividends, loans or other payments.

      Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on common stock may be subject to the rights of the holders, if any, of the Preferred Stock, including the currently issued and outstanding 4.50% Cumulative Convertible Preferred Stock, Series B. As long as the 4.50% Cumulative Convertible Preferred Stock, Series B is outstanding, CMS Energy may not pay dividends on its common stock unless certain conditions are met including, but not limited to, that dividends on the 4.50% Cumulative Convertible Preferred Stock, Series B have been paid. See "Preferred Stock -- Dividends".

      CMS Energy is subject to the following contractual restrictions on its ability to pay dividends:

CMS ENERGY'S SENIOR SECURED CREDIT FACILITY

      Under the terms of our Fifth Amended and Restated Senior Credit Agreement we have agreed that we will not, and will not permit certain of our subsidiaries, directly or indirectly, to:

      - declare or pay any dividend, payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any shares of any class of CMS Energy Common Stock or the capital stock or other ownership interests of certain subsidiaries (other than stock splits and dividends payable solely in our non-convertible equity securities (other than Redeemable Stock or Exchangeable Stock (as such terms are defined in the senior debt indenture on August 3, 2004)) and dividends and distributions made to us or certain of our subsidiaries); or

      - purchase, redeem, retire or otherwise acquire for value any such capital stock or other ownership interests;

unless other than (i) pursuant to the terms of any class of our capital stock issued and outstanding (and as in effect on August 3, 2004), any purchase or redemption of our capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, our capital stock (other than Redeemable Stock or Exchangeable Stock (as such terms are defined in the senior debt indenture on August 3, 2004)) and (ii) payments made by us or certain subsidiaries pursuant to our tax sharing agreement and (iii) after January 1, 2005 payments not to exceed certain amounts for any twelve-month period so long as a certain amount of liquidity is held by CMS Energy.

SENIOR DEBT INDENTURE

      Under the terms of the senior debt indenture we have the following issued and outstanding securities: 9.875% Senior Notes Due 2007, 7.5% Senior Notes Due 2009, 8.9% Senior Notes Due 2008, 8.5% Senior Notes Due 2011, 3.375% Convertible Senior Notes Due 2023 Series B, 7.75% Senior Notes Due 2010, 2.875% Convertible Senior Notes Due 2024 and 6.30% Senior Notes Due 2012. So long as any of such notes issued thereunder are outstanding and until those notes are rated BBB - or above (or an equivalent rating) by S&P and one other rating agency, at which time we will be permanently released from the provisions of this limitation, we have agreed that we will not, and will not permit any of our restricted subsidiaries, directly or indirectly, to:

      - declare or pay any dividend or make any distribution on our capital stock to the direct or indirect holders of our capital stock (except dividends or distributions payable solely in our non-convertible capital stock (as defined in the senior debt indenture) or in options, warrants or other rights to purchase such non-convertible capital stock and except dividends or other distributions payable to us or one of our subsidiaries);

      - purchase, redeem or otherwise acquire or retire for value any of our capital stock; or

      - purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to the schedule maturity or scheduled repayment thereof, any of our subordinated indebtedness (each, for purposes of the senior debt indenture, a "RESTRICTED PAYMENT"), if at the time of any restricted payment described above (1) an event of default under the senior debt indenture (or event that with the

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

lapse of time or giving of notice would constitute an event of default) has occurred and is continuing, or would occur as a result of the restricted payment, or (2) after giving effect to any restricted payment described above, the aggregate amount of all restricted payments made since May 6, 1997 would exceed the sum of:

      -     $100 million;

      - 100% of our consolidated net income from May 6, 1997 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of the restricted payment (or, in the case of a deficit, minus 100% of the deficit); and

      - the aggregate net proceeds we have received for any issuance or sale of, or contribution with respect to, our capital stock subsequent to May 6, 1997.

GENERAL TERM NOTE INDENTURE

      Similarly, the indenture, dated as of January 15, 1994, as amended and supplemented, between us and JPMorgan Chase Bank, as trustee, pursuant to which we have issued our General Term Notes, Series D, Series E and Series F, provides that so long as any general term notes issued thereunder are outstanding and until the notes are rated BBB- or above (or an equivalent rating) by S&P and one other rating agency, at which time we will be permanently released from the provisions of this limitation, we have agreed that we will not, and will not permit any of our restricted subsidiaries, directly or indirectly, to:

      - declare or pay any dividend or make any distribution on our capital stock to the direct or indirect holders of our capital stock (except dividends or distributions payable solely in our non-convertible capital stock (as defined in such indenture) or in options, warrants or other rights to purchase such non-convertible capital stock and except dividends or other distributions payable to us or one of our subsidiaries); or

      - purchase, redeem or otherwise acquire or retire for value any of our capital stock (each, a "RESTRICTED PAYMENT");

if at the time of any restricted payment described above (1) an event of default under such indenture (or event that with the lapse of time or giving of notice would constitute an event of default) has occurred and is continuing, or would occur as a result of the restricted payment, or (2) after giving effect to any restricted payment described above, the aggregate amount of all restricted payments made since September 30, 1993 would exceed the sum of:

      -     $120 million;

      - 100% of our consolidated net income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of the restricted payment (or, in the case of a deficit, minus 100% of the deficit); and

      - the aggregate net proceeds we have received for any issuance or sale of, or contribution with respect to, our capital stock subsequent to September 30, 1993.

      The provisions described above do not prohibit (1) dividends or other distributions in respect of capital stock issued in connection with the acquisition of any business or assets by us where the payment of such dividends or distributions are payable solely from the net earnings of such business or assets, (2) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, our capital stock (other than certain redeemable stock or exchangeable stock), (3) dividends paid within 60 days after the date of declaration thereof if at the date of declaration such dividends would have complied with the limitations described above or (4) payments pursuant to the tax sharing agreement among us and our subsidiaries.

TRUST PREFERRED SECURITIES

      In June 1997, a CMS Energy affiliated trust issued $172.5 million of 7 3/4% Convertible Quarterly Income Preferred Securities. The preferred securities are convertible at the option of the holder into shares of common stock at an initial conversion rate of 1.2255 shares of common stock for each preferred security (equivalent to a purchase price of $40.80 per share of common stock), subject to certain adjustments. We may, at our option, cause the conversion rights of the holders of the preferred securities to expire upon certain conditions.

      Under the terms of the indenture, dated June 1, 1997, between us and The Bank of New York, as trustee, as amended and supplemented, and the guarantee agreement dated June 20, 1997 between us and The Bank of New York relating to the preferred

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

securities of CMS Energy Trust I pursuant to which the preferred securities and the related 7 3/4% Convertible Subordinated Debentures due 2027 were issued, we have agreed that we will not, and will not cause any of our subsidiaries to, declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, if at such time:

      - an event has occurred, of which we have actual knowledge, that with the giving of notice or the lapse of time, or both, would constitute an event of default and in respect of which we have not taken reasonable steps to cure;

      - we are in default with respect to the payment of any obligations under the relevant guarantee agreement; or

      - we have given notice of our selection of an extension period as provided in such indenture with respect to the subordinated debentures and have not rescinded such notice, or such extension period (or any extension thereof) is continuing.

   DIVIDEND RESTRICTIONS UNDER MICHIGAN LAW

      Michigan law prohibits payment of a dividend or a repurchase of capital stock if, after giving it effect, a corporation would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the Articles of Incorporation provide otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution (including the rights of holders of preferred stock, if any).

   VOTING RIGHTS

      Each holder of common stock is entitled to one vote for each share of common stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

      Under Michigan law, the approval of the holders of a majority of the outstanding shares of common stock would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such common stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of common stock or alter or change the powers, preferences or special rights of the shares of common stock so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the vote or consent of the holders of a majority of the shares of common stock then outstanding will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other entity if such merger or consolidation would adversely affect the powers or special rights of the common stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of the common stock to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such commons stock prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of common stock to block any such merger or amendment that would adversely affect the powers or special rights of holders of such shares of common stock.

   PREEMPTIVE RIGHTS

      The Articles of Incorporation provide that holders of common stock will have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or Preferred Stock, bonds, debentures, or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.

   LIQUIDATION RIGHTS

      In the event of the dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the

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holders of common stock will be entitled to receive, on a per share basis, the assets of CMS Energy remaining for distribution to the holders of common stock. Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy nor any sale, transfer or lease of all or any part of the assets of CMS Energy, shall be deemed to be a dissolution, liquidation or winding up for the purposes of this provision.

      Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the distribution of assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

   SUBDIVISION OR COMBINATION

      If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise), the voting and liquidation rights of shares of common stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights.

   EXCHANGES

      The Articles of Incorporation do not provide for either the mandatory or optional exchange or redemption of common stock.

   TRANSFER AGENT AND REGISTRAR

      Common stock is transferable at Consumers Energy Company, One Energy Plaza, Jackson, Michigan 49201. CMS Energy is the registrar and transfer agent for common stock.

   PREFERRED STOCK

      The authorized Preferred Stock may be issued without the approval of the holders of common stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, voting rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by CMS Energy's Board of Directors. The Articles of Incorporation provide that holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

   4.50% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES B

      The Articles of Incorporation establish one series of preferred stock designated as "4.50% Cumulative Convertible Preferred Stock Series B" consisting of 5,000,000 shares with a liquidation preference of $50.00 per share (the "CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES B "). The Cumulative Convertible Preferred Stock, Series B ranks prior to any series of our common stock as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of CMS Energy, and is convertible into shares of common stock. The holders of the Cumulative Convertible Preferred Stock, Series B have no preemptive rights.

      DIVIDENDS

      Holders of shares of Cumulative Convertible Preferred Stock, Series B will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 4.50% per share on the liquidation preference thereof of $50.00 per share (equivalent to $2.25 per annum per share). Dividends on the Cumulative Convertible Preferred Stock, Series B will be payable quarterly on March 1, June 1, September 1 and December 1 of each year at such annual rate, and shall accumulate from the last date on which dividends were paid on the Old Preferred Stock or, if no dividends have been paid, from the issue date of the Cumulative Convertible Preferred Stock, Series B, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Accumulated unpaid dividends accrue and cumulate dividends at the annual rate of 4.50%.

      As long as any Cumulative Convertible Preferred Stock, Series B is outstanding, we may not pay dividends or distributions on, or purchase, redeem or otherwise acquire, subject to certain exceptions, shares of our common stock unless all accumulated and unpaid

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

dividends on the Cumulative Convertible Preferred Stock, Series B have been paid or set aside for payment.

      LIQUIDATION PREFERENCE

      In the event of our voluntary or involuntary liquidation, winding-up or dissolution, holders of Cumulative Convertible Preferred Stock, Series B will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock (including common stock), a liquidation preference in the amount of $50.00 per share of Cumulative Convertible Preferred Stock, Series B, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Cumulative Convertible Preferred Stock, Series B and all parity stock are not paid in full, the holders of the Cumulative Convertible Preferred Stock, Series B and the parity stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled.

      VOTING RIGHTS

      Except as required by Michigan law and our Articles of Incorporation, the holders of Cumulative Convertible Preferred Stock, Series B have no voting rights unless dividends payable on the Cumulative Convertible Preferred Stock, Series B are in arrears for six or more quarterly periods (whether or not consecutive). In that event, the holders of the Cumulative Convertible Preferred Stock, Series B, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at the next regular or special meeting of our stockholders to elect two additional directors (or one director if fewer than six directors comprise our board prior to appointment) and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Cumulative Convertible Preferred Stock, Series B has been paid in full.

      REDEMPTION

      We cannot redeem shares of the Cumulative Convertible Preferred Stock, Series B.

      MANDATORY CONVERSION

      On or after December 5, 2008, we may, at our option, cause the Cumulative Convertible Preferred Stock, Series B to be automatically converted into cash and shares of common stock. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such 30-day period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the Cumulative Convertible Preferred Stock, Series B.

      CONVERSION RIGHTS

      A holder of record of Cumulative Convertible Preferred Stock, Series B may convert its shares of Cumulative Convertible Preferred Stock, Series B at any time into cash and shares of our common stock under any of the following circumstances:

      - during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price of the Cumulative Convertible Preferred Stock, Series B on such last trading day;

      -     upon the occurrence of specified corporate transactions; or

      - subject to certain exceptions, during the five Business Day period immediately following any ten consecutive trading-day period in which the trading price per share of Cumulative Convertible Preferred Stock, Series B for each day of that period was less than 95% of the product of the closing sale price of our common stock and the applicable conversion rate of such share of Cumulative Convertible Preferred Stock, Series B; provided, however, a holder may not convert its shares of Cumulative Convertible Preferred Stock, Series B if the average closing sale price of our common stock for such ten consecutive trading-day period was between the then applicable conversion price of the Cumulative Convertible Preferred Stock, Series B and 120% of the then applicable conversion price of the Cumulative Convertible Preferred Stock, Series B.

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      Upon the occurrence of any of the circumstances described above, holders may convert any outstanding Cumulative Convertible Preferred Stock, Series B into cash and shares of our common stock at an initial conversion rate of 5.0541 shares of common stock per share of Cumulative Convertible Preferred Stock, Series B (equivalent to an initial conversion price of $9.893 per share of common stock). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "APPLICABLE CONVERSION RATE" and the "APPLICABLE CONVERSION PRICE," respectively, and will be subject to adjustment as described below. Subject to certain exceptions, once Cumulative Convertible Preferred Stock, Series B is tendered for conversion, the value (the "CONVERSION VALUE") of the cash and shares of our common stock, if any, to be received by a holder converting a share of Cumulative Convertible Preferred Stock, Series B will be determined by multiplying the conversion rate by the ten day average closing stock price. We will deliver the conversion value to holders as follows:
(1) an amount in cash (the "PRINCIPAL RETURN") equal to the lesser of (a) the aggregate conversion value of the Cumulative Convertible Preferred Stock, Series B to be converted and (b) the aggregate liquidation preference of $50.00 per share of Cumulative Convertible Preferred Stock, Series B to be converted; (2) if the aggregate conversion value of the Cumulative Convertible Preferred Stock, Series B to be converted is greater than the principal return, an amount in whole shares (the "NET SHARES"), determined as set forth below, equal to such aggregate conversion value less the principal return (the "NET SHARE AMOUNT"); and (3) an amount in cash in lieu of any fractional shares of common stock. We will pay the principal return and cash in lieu of fractional shares and deliver the net shares, if any, as promptly as practicable after determination of the net share amount. The number of net shares to be paid will be determined by dividing the net share amount by the ten day average closing stock price. The "TEN DAY AVERAGE CLOSING STOCK PRICE" will be the average of the closing per share prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the Cumulative Convertible Preferred Stock, Series B is submitted for conversion.

      The conversion rate may be adjusted for certain reasons, but it will not be adjusted for accumulated and unpaid dividends. Except as otherwise provided, holders will not receive any payment representing accumulated and unpaid dividends if any, upon conversion of a share of Cumulative Convertible Preferred Stock, Series B; however, we will continue to pay additional dividends, if any, on the Cumulative Convertible Preferred Stock, Series B and the common stock issuable upon conversion thereof to the holder in accordance with the applicable registration rights agreement.

      If we declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock, the applicable conversion rate shall be increased to equal the number determined by multiplying the applicable conversion rate in effect immediately prior to the record date for such dividend or distribution by the following fraction:

                            (pre-dividend sale price)
                            -------------------------
             (pre-dividend sale price - dividend adjustment amount)

provided that if the denominator of the foregoing fraction is less than $1.00 (including a negative amount), then in lieu of any adjustment, we shall make adequate provision so that each holder of Cumulative Convertible Preferred Stock, Series B shall have the right to receive upon conversion, in addition to the cash and shares of common stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its Cumulative Convertible Preferred Stock, Series B solely into shares of our common stock at the then applicable conversion rate immediately prior to the record date for such cash dividend or cash distribution. "PRE-DIVIDEND SALE PRICE" means the average of the last reported sale price of our common stock price for the five consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. "DIVIDEND ADJUSTMENT AMOUNT" means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

   PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

      The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness, including the Notes, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers and Enterprises. Each of Consumers' and Enterprises' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.

      Consumers' Restated Articles of Incorporation ("ARTICLES") provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its preferred stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second,

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dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period, if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "BASE PERIOD"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

      In addition, Consumers' indenture dated as of January 1, 1996, between Consumers and The Bank of New York, as trustee (the "PREFERRED SECURITIES INDENTURE"), and certain preferred securities guarantees by Consumers dated January 23, 1996, September 11, 1997 and October 25, 1999 (collectively, the "CONSUMERS PREFERRED SECURITIES GUARANTEES"), in connection with which the 8.36% Trust Originated Preferred Securities of Consumers Power Company Financing I, the 8.20% Trust Originated Preferred Securities of Consumers Energy Company Financing II, and the 9.00% Trust Preferred Securities of Consumers Energy Company Financing IV (collectively, the "CONSUMERS TRUST PREFERRED SECURITIES") were issued, provide that Consumers shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock if (i) there shall have occurred any event that would constitute an event of default under the Preferred Securities Indenture or the trust agreements pursuant to which the Consumers Trust Preferred Securities were issued, (ii) a default has occurred with respect to its payment of any obligations under the Consumers Preferred Securities Guarantees or certain Consumers common stock guarantees or (iii) it gives notice of its election to extend the interest payment period on the subordinated notes issued under the Preferred Securities Indenture, at any time for up to 20 consecutive quarters, provided, however, Consumers may declare and pay stock dividends where the dividend stock is the same stock as that on which the dividend is being paid.

      Consumers' ability to pay dividends is also restricted by the Amended and Restated Credit Agreement dated as of August 3, 2004 among Consumers, JPMorgan Chase Bank, N.A, as agent, and the financial institutions named therein. Pursuant to this loan agreement, so long as there exists no event of default under the loan agreement, Consumers may pay dividends in an aggregate amount not to exceed $300 million during any calendar year.

      Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

      In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers or Enterprises would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the Articles permit otherwise, the amount that would be needed, if Consumers or Enterprises were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Currently, it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership, and disposition of the Preferred Stock and any common stock received upon its conversion. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "CODE"), the final and temporary Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor's decision to purchase shares of Preferred Stock, or with any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors (such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold the Stock or common stock as part of a straddle, hedge, constructive sale transaction, conversion transaction, "synthetic security" or other integrated transaction for U.S. federal income tax purposes, or holders subject to the alternative minimum tax) that may be subject to special rules. In addition, this discussion is limited to persons that hold the Preferred Stock or common stock as a "capital asset" (generally, property held for investment) within the meaning of Section 1221 of the Code.

      As used in this section, a "U.S. HOLDER" is a beneficial owner of Preferred Stock or common stock that is, for U.S. federal income tax purposes:

      -     an individual U.S. citizen or resident alien;

      - a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

      - an estate whose world-wide income is subject to U.S. federal income taxation; or

      - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

      A "NON-U.S. HOLDER" is a beneficial owner of Preferred Stock or common stock that is not a U.S. holder.

      If a partnership holds Preferred Stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

      YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION AND DISPOSITION OF PREFERRED STOCK AND COMMON STOCK RECEIVED UPON ITS CONVERSION.

CONSEQUENCES TO U.S. HOLDERS OF PREFERRED STOCK OR COMMON STOCK

DISTRIBUTIONS

      The amount of any distribution with respect to Preferred Stock or common stock will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If the distribution is a dividend, it may be taxable as ordinary income or, if you are an individual, as "qualified dividend income," which is taxed at preferential rates. One of the requirements for a dividend to qualify as "qualified dividend income" is that, in the case of preferred stock, the holder must have owned the stock for more than 90 days during the 180-day period beginning on the date before the ex-dividend date and, in the case of common stock, the holder must have owned the stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the ex-dividend date. You should consult your own tax advisor as to these and other possible exceptions to qualified dividend income treatment.

      To the extent the amount of any distribution exceeds our current and accumulated earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the Preferred Stock or common stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain.

DIVIDENDS TO CORPORATE SHAREHOLDERS

      In general, a distribution that is treated as a dividend for U.S. federal income tax purposes and is made to a corporate shareholder with respect to the Preferred Stock or common stock will qualify for the 70% dividends received deduction under Section 243 of the Code. Corporate shareholders should note, however, that there can be no assurance that the amount of distributions made with respect to the Preferred Stock or the common stock will not exceed the amount of our current and accumulated earnings and profits. Accordingly, there can be no assurance that the dividends received deduction will be available in respect of distributions on the Preferred Stock or common stock.

      In addition, there are many exceptions and restrictions relating to the availability of the dividends received deduction such as those relating to:

      -     the holder's holding period for the stock;

      -     debt-financed portfolio stock;

      -     dividends treated as "extraordinary dividends" for purposes of
            Section 1059 of the Code; and

      -     holders that pay corporate alternative minimum tax.

      Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular circumstances.

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

SALE OR OTHER DISPOSITION

      Upon a sale or other disposition of Preferred Stock or common stock (other than a conversion of Preferred Stock), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any other property you receive on the sale or other disposition and your adjusted tax basis in the Preferred Stock or common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the Preferred Stock or common stock, as applicable, is more than one year.

      If a Fundamental Change occurs and you exercise your option to require us to purchase your Preferred Stock for cash, the transaction will generally be treated as a redemption for U.S. federal income tax purposes. The U.S. federal income tax treatment of such a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with such redemption will be treated as gain or loss from the sale or other disposition of the Preferred Stock, taxable as described in the preceding paragraph, if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

      - your interest in our stock is completely terminated as a result of such redemption;

      - your percentage ownership in our voting stock immediately after such redemption is less than 80% of your percentage ownership immediately before such redemption; or

      - such redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302(b)(1) of the Code).

      If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the Preferred Stock will be treated as a distribution, taxable as described above under "Distributions," and your adjusted tax basis in the redeemed Preferred Stock will be transferred to any remaining ownership interest you hold in our stock. If you do not retain any stock ownership in us following such redemption, then you may lose your basis completely.

CONVERSION OF PREFERRED STOCK IN EXCHANGE FOR COMMON STOCK

      If a U.S. Holder surrenders Preferred Stock for conversion and we deliver a combination of shares of common stock and cash, the conversion should be treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, and a U.S. Holder should be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received (other than any cash received in lieu of a fractional share or attributable to dividend arrearages, as discussed below). Such gain, depending upon the circumstances, may be long-term capital gain if the U.S. Holder held the Preferred Stock for more than one year at the time of the conversion. Furthermore, a U.S. Holder's basis in the common stock received in the conversion (excluding any shares of common stock attributable to dividend arrearages) would be equal to such U.S. Holder's adjusted tax basis in the Preferred Stock, reduced by any cash received in the conversion (other than any cash received in lieu of a fractional share or attributable to dividend arrearages) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share).

      If, upon conversion of Preferred Stock, cash is received in lieu of a fractional share, the amount of gain or loss recognized by a U.S. Holder will be equal to the difference between the amount of cash received in respect of the fractional share and the portion of the U.S. Holder's adjusted tax basis in the Preferred Stock allocable to the fractional share.

      The amount of any cash and the fair market value of any common stock received by the U.S. Holder that is attributable to dividend arrearages will be treated as constructive distributions, taxable as described above under "Distributions" or "Dividends to Corporate Shareholders". A U.S. Holder's tax basis in any such shares of common stock will equal the fair market value of such common stock and the holding period will begin on the day following the conversion.

      The holding period for any common stock received upon conversion (excluding any common stock received that is attributable to dividend arrearages) will include the holding period for the Preferred Stock.

ADJUSTMENT OF CONVERSION PRICE

      Holders of Preferred Stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the Preferred Stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the Preferred Stock, however,

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generally will not be considered to result in a constructive distribution of stock. Certain adjustments provided in the anti- dilution provisions of the Preferred Stock, including, without limitation, adjustments in respect of stock dividends or the distribution of rights to subscribe for common stock should qualify as being pursuant to a bona fide, reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness or assets to our stockholders, for example, will not qualify as being pursuant to a bona fide, reasonable adjustment formula. In addition, an adjustment occasioned by a Fundamental Change may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders' increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder, taxable as described above under "Distributions." Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our current or accumulated earnings and profits even though you did not receive any cash or property as a result of such adjustments.

INFORMATION REPORTING AND BACKUP WITHHOLDING

      You may be subject to information reporting and backup withholding with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of Preferred Stock or common stock unless:

      - you are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or

      - within a reasonable period of time, you provide a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establish an exemption from the backup withholding rules.

      The amount of any backup withholding from a payment to you generally will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

CONSEQUENCES TO NON-U.S. HOLDERS OF PREFERRED STOCK OR COMMON STOCK

DIVIDENDS

      In general, dividends received by you with respect to our Preferred Stock or common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

      For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. Generally, this will be accomplished by providing a properly executed IRS Form W-8BEN. If you instead claim an exemption from withholding with respect to dividends effectively connected with the conduct of a trade or business within the United States, you will be required to provide an appropriate certification to us or our paying agent (generally by providing a properly completed IRS Form W-8ECI).

SALE OR OTHER DISPOSITION

      You generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of Preferred Stock or common stock unless:

      - the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where an income tax treaty applies, is attributable to a U.S. permanent establishment (in which case, if you are a foreign corporation, you may be subject to an additional "branch profits" tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

      - you are an individual who holds the Preferred Stock or common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

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      -     we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes.

CONVERSION OF PREFERRED STOCK IN EXCHANGE FOR COMMON STOCK

      Except as set forth herein, a Non-U.S. Holder will not be subject to U.S. federal income tax upon the conversion of Preferred Stock. The amount of any cash and the fair market value of any common stock received by a Non-U.S. Holder that is attributable to dividend arrearages will be treated as described above under "Non-U.S. Holders -- Dividends." To the extent a Non-U.S. Holder receives cash upon conversion of Preferred Stock, such cash may give rise to gain that would be subject to the rules described under "Non-U.S. Holders -- Sale or Other Disposition", above.

INFORMATION REPORTING AND BACKUP WITHHOLDING

      We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

      Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your Preferred Stock or common stock unless you certify as to your non-U.S. status, provided we do not have actual knowledge or reason to know that you are a U.S. Holder.

      The payment of proceeds of a sale of Preferred Stock or common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify under penalties of perjury as to your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of Preferred Stock or common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished in a timely manner to the Internal Revenue Service.

      THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK AND ANY COMMON STOCK RECEIVED UPON ITS CONVERSION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

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                             SELLING SECURITYHOLDERS

      The Old Preferred Stock was originally issued by us and sold by Citigroup Global Markets Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, Inc., Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, and Banc One Capital Markets, Inc. (the "INITIAL PURCHASERS") in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The Preferred Stock was issued in exchange for outstanding shares of Old Preferred Stock. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the Preferred Stock listed below and the shares of common stock issued upon conversion of such Preferred Stock. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the assignees, transferees, successors and others who later hold any of the selling securityholders' interests in restricted securities.

      The table below sets forth the name of each selling securityholder, the principal amount of Preferred Stock that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such Preferred Stock is convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

      The number of shares of the Preferred Stock provided in the table below is based on information provided to us by the selling securityholders at various dates through January 31, 2005, and the percentages are based on 5,000,000 shares of Preferred Stock outstanding. The number of shares of our common stock that may be sold is based on the current conversion rate of 5.0541 shares of our common stock per share of Preferred Stock surrendered for conversion.

      Since the date on which each selling securityholder provided the information below, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its shares of Preferred Stock in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders is expected to change from time to time. If we are informed of any changed information, it will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the shares of Preferred Stock, is subject to adjustment under the circumstances described in this prospectus. Accordingly, the number of shares of our common stock issuable upon conversion of the shares of Preferred Stock may increase or decrease.

      The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the shares of Preferred Stock or shares of our common stock issuable upon conversion thereof, we cannot estimate the number of shares of Preferred Stock or our common stock that the selling securityholders will hold upon consummation of any such sales.

                                                             NUMBER OF SHARES       PERCENTAGE OF        NUMBER OF SHARES OF
                                                            OF PREFERRED STOCK     PREFERRED STOCK      COMMON STOCK COVERED
                        NAME(1)                              THAT MAY BE SOLD        OUTSTANDING        BY THIS PROSPECTUS (2)
                        -------                              ----------------        -----------        ----------------------
Akela Capital Master Fund, Ltd........................             325,000               6.5%                  273,000
Bank of America Pension Plan..........................              50,000               1.0%                   42,000
Clinton Multistrategy Master Fund, Ltd................              74,075               1.5%                   62,223
Clinton Riverside Convertible Portfolio Ltd...........              20,200                  *                   16,968
CQS Convertible & Quantatitive Strategies Master Fund
Limited...............................................             919,500              18.4%                  772,380
Credit Suisse First Boston Europe LTD.................               2,460                  *                    2,066
Deep Rock & Co........................................              50,000               1.0%                   42,000
DKR Sound Shore Strategic Holding Fund Ltd............              20,000                  *                   16,800
Equity Overlay Fund, LLC..............................              10,000                  *                    8,400
Evergreen Investment Management Company...............              40,000                  *                   33,600
General Motors Welfare Benefit Trust..................              25,000                  *                   21,000
GMAM Group Pension Trust..............................              80,000               1.6%                   67,200

                                                             NUMBER OF SHARES       PERCENTAGE OF        NUMBER OF SHARES OF
                                                            OF PREFERRED STOCK     PREFERRED STOCK      COMMON STOCK COVERED
                        NAME(1)                              THAT MAY BE SOLD        OUTSTANDING        BY THIS PROSPECTUS (2)
                        -------                              ----------------        -----------        ----------------------
Goldman Sachs & Co....................................               5,000                  *                    4,200
Grace Brothers, Ltd...................................              30,000                  *                   25,200
Grace Convertible Arbitrage Fund, Ltd.................             145,000               2.9%                  121,800
Guggenheim Portfolio Company VIII(Cayman) Ltd.........               2,500                  *                   21,000
Kd Convertible Arbitrage L.P..........................              90,000               1.8%                   75,600
Kdc Convertible Arb Master Fund C.V...................              45,000                  *                   37,800
Lehman Brothers, Inc..................................               7,000                  *                    5,880
Lord Abbett America's Value Fund......................              70,000               1.4%                   58,800
Lord Abbett Series Fund-America's Value Portfolio.....               3,000                  *                    2,520
Lord Abbett Series Fund - Bond Debenture Portfolio....              10,000                  *                    8,400
McMahan Securities Co. L.P............................              20,000                  *                   16,800
Merrill Lynch Insurance Group Bond Debenture Portfolio               1,000                  *                      840
Met Investor Series Trust-America's Value.............               5,000                  *                    4,200
Peoples Benefit Life Insurance Company Teamsters......             247,500               4.9%                  207,900
Phoenix Lord Abbett Bond Debenture Fund...............               1,000                  *                      840
Primerica Life Insurance Company......................               2,000                  *                    1,680
Retail Clerks Pension Trust...........................              50,000               1.0%                   42,000
Retail Clerks Pension Trust #2........................              25,000                  *                   21,000
S.A.C. Arbitrage Fund, LLC............................              65,000              11.3%                  474,936
Sphinx Convertible Arbitrage (Clinton) Segregated
Portfolio.............................................              36,225                  *                   30,429
Standard Fire Insurance Company.......................               2,000                  *                    1,680
The Travelers Insurance Company - Life................              13,000                  *                   10,920
Timberpass Trading LLC................................              21,680                  *                   18,211
Travelers Casualty Insurance Company of America.......               6,000                  *                    5,040
Union Pacific Master Retirement Trust.................              25,000                  *                   21,000
Wachovia Bank National Association....................              60,000               1.2%                   50,400
W S Investments, L.P..................................               4,520                  *                    3,796
Yield Strategies Fund I, L.P..........................              95,000               1.9%                   79,800
Yield Strategies Fund II, L.P.........................             130,000               2.6%                  109,200

-------------
      *     Less than 1%

      (1) Specific information about these holders will be set forth in supplements or amendments to this prospectus, if required.

      (2) Assumes conversion at the initial contingent conversion price of $11.87 per share of Common Stock. This results in a settlement of
            0.84 shares of common stock per share of Preferred Stock. This conversion rate is subject to adjustment as described under "Description of the Preferred Stock - Conversion Rights - Conversion Rate Adjustments." As a result, the number of shares of our common stock issuable upon conversion of the Preferred Stock may increase or decrease in the future.

                              PLAN OF DISTRIBUTION

      The selling securityholders are the only persons authorized to offer and sell the securities covered by this prospectus. We will not receive any of the proceeds from the offering of the Preferred Stock or the common stock by the selling securityholders. In connection with the initial offering of the Preferred Stock, we entered into a registration rights agreement. We granted certain registration rights to holders of the Preferred Stock pursuant to our exchange offer. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules. We are registering the Preferred Stock and shares of our common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts, expenses of each holder's counsel, selling commissions and transfer taxes, in connection with the registration and sale of the Preferred Stock and shares of common stock covered by this prospectus.

      We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the securities offered hereby from time to time:

            -     directly; or

            - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the securities for whom they may act as agent.

      Shares of the Preferred Stock and our common stock may be sold from time to time in one or more transactions at:

            -     fixed prices, which may be changed;

            -     prevailing market prices at the time of sale;

            -     varying prices determined at the time of sale; or

            -     negotiated prices.

      These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the securities offered by them hereby will be the purchase price of the securities less discounts and commissions, if any.

      The sales described in the preceding paragraph may be effected in transactions:

            - on any national securities exchange or quotation system on which the Preferred Stock or shares of our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of our common stock;

            -     in the over-the-counter market;

            - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

            -     through the writing of options or similar securities.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with the sales of shares of Preferred Stock and our common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the securities in the course of hedging their positions. The selling securityholders may also sell the securities short and deliver the securities to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell the securities.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of shares of Preferred Stock or our common stock covered by this prospectus. Selling securityholders may sell none, some or all of the securities covered by this prospectus. In addition, we cannot assure you that a selling securityholder will not sell, donate or otherwise transfer shares of Preferred Stock or common stock by other means not described in this prospectus.

      Our common stock is listed for trading on the New York Stock Exchange.

      The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of shares of Preferred Stock or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of shares of Preferred Stock or our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, liabilities under Sections 11, 12 and 17 or the Securities Act and Rule 10b-5 under the Exchange Act.

      The selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, we will, if reasonably requested, prepare a revised prospectus or prospectus supplement, if required, which discloses information required to be disclosed under the registration rights agreement including:

            - the name of the selling securityholders and any participating underwriters, broker-dealers or agents;

            -     the aggregate amount and type of securities being offered;

            - the offering price of the securities and other material terms of the offering; and

            - any discounts, commissions, concessions or other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

      The prospectus supplement or a post-effective amendment will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities.

      We have agreed to indemnify the initial purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us, our directors, our officers who sign the shelf registration statement to which this prospectus relates and each person, if any, who controls CMS Energy within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities arising under the Securities Act, the Exchange Act or other applicable law.

      The selling securityholders and any other person participating in such distribution will be subject to certain provisions of the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any shares of Preferred Stock and our common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of shares of Preferred Stock and our common stock to engage in market-making activities with respect to the particular shares of Preferred Stock and our common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the shares of Preferred Stock and our common stock and the ability of any person or entity to engage in market-making activities with respect to shares of Preferred Stock and our common stock.

      Under the registration rights agreement, we are obligated to use our reasonable best efforts to keep the shelf registration statement of which this prospectus forms a part effective until the earliest of:

            - the time when all of the shares of Preferred Stock have been sold pursuant to the shelf registration statement of which this prospectus forms a part;

            - the time when the holders of shares of Preferred Stock are able to sell all such shares of Preferred Stock pursuant to Rule 144 under the Securities Act;

            - the time when there are no longer any shares of Preferred Stock outstanding; or

            -     December 5, 2005.

      Our obligation to keep the shelf registration statement effective is subject to specified, permitted exceptions set forth in the registration rights agreement. In these cases, we may prohibit offers and sales of shares of Preferred Stock and our common stock pursuant to the shelf registration statement.

      We may suspend the use of this prospectus upon the occurrence or existence of certain specified events or conditions that, in our sole judgment, make it appropriate for us to take such action. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event or condition until the selling securityholder receives a prospectus supplement or amendment, or is advised that this prospectus may be used.

                                  LEGAL MATTERS

      Robert C. Shrosbree, Assistant General Counsel for CMS Energy Corporation, will render opinions as to the legality of the Preferred Stock for CMS Energy. Jay M. Silverman, Director of Tax Planning and Assistant Tax Counsel, will render opinions as to certain tax matters regarding the Preferred Stock for CMS Energy.

                                     EXPERTS

      The consolidated financial statements and schedule of CMS Energy appearing in its Annual Report (Form 10-K/A (Amendment No. 2)) for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference which are based in part on the report of Price Waterhouse, independent accountants, for Jorf Lasfar and the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, for 2003 and 2002 and Arthur Andersen LLP, independent accountants (who have ceased operations), for 2001 for the MCV Partnership. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

      The financial statements of Emirates CMS Power Company PJSC appearing in CMS Energy's Annual Report (Form 10-K/A (Amendment No. 2)) for the year ended December 31, 2003 have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of SCP Investments (No.1) Pty Ltd for the year ended June 30, 2004 appearing in CMS Energy's Annual Report (Form 10-K/A (Amendment No. 2)) for the year ended December 31, 2003 have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Jorf Lasfar as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus supplement and the accompanying prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants for Jorf Lasfar, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of the MCV Partnership as of and for the years ended December 31, 2003 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in CMS Energy's Annual Report (Form 10-K/A (Amendment No. 2) for the year ended December 31, 2003, which report is incorporated by reference herein. Such financial statements, to the extent that they have been included in the financial statements of CMS Energy, have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

      The audited consolidated financial statements of the MCV Partnership for the year ended December 31, 2001, incorporated by reference in this prospectus supplement and the accompanying prospectus, have been audited by Arthur Andersen LLP, independent accountants. Arthur Andersen LLP has not consented to the inclusion of their report on the financial statements of the MCV Partnership for the year ended December 31, 2001 in this prospectus supplement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus supplement, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.